

In 2000, U.S. healthcare spending reached $1.3 trillion, or 13% of the Gross Domestic Product.

e TriZetto Group, Inc.
2001 Annual Report

National health expenditures increased 6.9% in 2000, the third year of accelerating growth. Total healthcare spending is projected to reach $2.6 trillion by the year 2010.

The industry is in crisis.

The United States is the most prosperous nation in the world, yet the number of people without health insurance has increased dramatically in the past decade.

Healthcare is becoming unattainable for average working people.

For employers, the average cost of purchasing medical benefits has increased by nearly 40% in just the last three years. Given few alternatives, many employers will reduce benefits, continue to shift costs to employees or drop coverage altogether.

Among the many struggles of the healthcare industry is that of managing massive amounts of information. The industry is becoming more complex, which is both the reason it lags behind other industries in the use of information technology and the reason it needs to invest in it. Like any business, healthcare organizations must weigh the costs of new technology against the risk of the status quo. According to industry analysts, we've reached an inflection point in healthcare: the risk associated with not implementing proven technologies outweighs the risk of deployment. That may be one reason why total healthcare IT spending is projected to grow by 38 percent between 2001 and 2004.

We believe that TriZetto, with its broad range of products and services, will capture its fair share of that spending. And in the process, we'll be doing our part to address the healthcare crisis.


Jeffrey H. Margolis
Chairman and Chief Executive Officer

Dear Fellow Shareholders,

In 2001, the healthcare crisis re-emerged as one of the top domestic issues in the country. As in the past, managed care is the favored scapegoat for the industry's woes, routinely criticized for its failure to control skyrocketing costs and satisfy consumers. But the crisis runs far deeper than managed care, and there is little agreement on how to solve it. Long-standing debates continue to rage about the viability of employer-sponsored health insurance and the merits of a single-payer system. New ideas are emerging about the use of a single benefit plan nationwide, or the exact opposite—benefit plans tailored to suit each consumer. And then there is the most difficult problem of all—the uninsured. Another 2 million people joined their ranks last year—bringing the total to a staggering 41 million people without healthcare coverage.

Information technology alone won't be able to fix the ailing U.S. healthcare system—the problems are far too culturally entrenched and complex. But part of the answer lies in eliminating the tremendous confusion and waste created by antiquated, paper-based systems, which undermine the sincere efforts of administrators and clinicians to provide timely, quality patient care.

Assembling technology and business solutions that actually work can be daunting, given the disorganized mass of incompatible hardware, software and connectivity devices on the market. And that's where TriZetto comes in. We can bring the digital revolution to virtually any health plan, benefits administrator, or physician group. Our portfolio of products and services can dramatically improve service to patients and reduce administrative expenses.

Health plans that use advanced information technology to run their businesses will discover a literal gold mine of cost savings. Such tools include a highly automated administrative system, like our proprietary Facets® software; an Internet platform that allows electronic data interchange and 24-hour "self-service," like our HealthWeb® product; and data warehousing and business intelligence software, which can provide the right information for planning and decision-making.

Across all health plans, the META Group has estimated that health administrative expenses could be nearly cut in half through improved use of technology—a savings of billions of dollars annually. These are savings that can be used to improve patient care or to put healthcare coverage within reach for more Americans.

Equally promising, the best technology is now affordable for all health plans, particularly if it is outsourced. At TriZetto, we host and manage best-of-class software in our data centers, process transactions such as enrollment, medical claims, and billing, and run a health plan's entire information technology (IT) operation—all for one predictable monthly fee. For customers that want to keep IT in-house, we also license, install and maintain our proprietary software.

The trend toward outsourcing IT services in healthcare is unmistakable. The Gartner Group estimates that healthcare spending on outsourced services will increase by 75 percent over the next four years, from $17.4 billion in 2001 to $30.5 billion in 2004. Why? Research across all industries has shown that there are three main reasons: First, companies want to focus on what they do best, which in most cases is not IT. Second, they want to save money. Third, they want to tap the vendor's expertise.

For healthcare payers, incentives to outsource are equally compelling. Health plans have been receiving double-digit rate increases from employers, but medical costs are rising nearly as fast. Competition is intense, and consumers are more demanding. Regulations like the federal Health Insurance Portability and Accountability Act (HIPAA), and state requirements for increased capital reserves and mandated benefits add yet another layer of complexity to the system. And that's just the external environment.

Internally, the health plan may be operating on multiple, homegrown information systems. Harnessing the power of the Internet to improve efficiency may seem a distant dream, since most of the organization's effort goes into keeping the back-office systems running. IT expenditures are unpredictable. And it's difficult to hire and keep an IT staff with the right expertise in critical areas.

To succeed today, health plans need to focus on their core functions, including product and benefit design, arranging or providing healthcare and supplies, care management, underwriting and risk management, and sales. These functions are not easily outsourced. On the other hand, a company like TriZetto with deep healthcare expertise can readily provide the technology and services to relieve a health plan of many administrative tasks: day-to-day software management, billing, claims processing, membership management, data storage and disaster recovery, to name just a few.

A Forrester Research analyist summed it up pretty well in a recent issue of *CFO Magazine*: "Companies are fed up with managing complicated, messy things outside their core functions." Just as most of the business world came to the conclusion years ago that it made sense to outsource the payroll function to companies like ADP, we believe that more of our healthcare customers, large and small, will choose to outsource IT services to TriZetto.

Operations Highlights

In 2001, we made progress on several operational fronts. Chief among them was the launch of "YOUnify TriZetto," a company-wide initiative designed to refine our internal business processes and, in doing so, create an outstanding service experience for customers and a better workplace for our employees. In the first phase of YOUnify we focused on the four business processes that directly impact the customer: sales, implementation, ongoing support, and product and service improvement.

The results of YOUnify so far have been gratifying. On the marketing side, we made the transition from telling our story to customers in a way that made sense to us, to telling our story in a way that made sense to our customers. We divided our products and services into five areas—hosted solutions, business services, enterprise software, e-business solutions and consulting services—which are explained in more detail later in this report.

On the sales side, we now approach customers and prospects as one cohesive organization versus individual companies under the TriZetto banner. To support the sales team, we have implemented customer relationship management software, which will allow us to be far more efficient at tracking leads, cross-selling, and identifying sales and customer service trends.

Our efforts are paying off. We signed 369 software license and hosting/outsourcing contracts during the year with a total value of $400.7 million. Among them: A $100 million, seven-year comprehensive


Increasing Customer ROI
$0.15
Per Member Per Month Pricing
$14.0
Software Licensing
Software Maintenance
Connectivity
Hosting
Application Management
Information Management
Transaction Services
IT Outsourcing
Licensed Solutions
Hosted Solutions
Business Services

As payer customers move up the ramp toward increased outsourcing, TriZetto can increase its revenue substantially.

outsourcing agreement with Altius Health Plans; a $32 million, six-year software hosting and transaction processing agreement with M-Plan; a $14 million, five-year software hosting contract with Capital Blue Cross; and a multi-million dollar software licensing agreement with 4.8 million member Blue Cross Blue Shield of Michigan.

Although we're certainly not underestimating our rivals, we beat much larger competitors to win these key accounts. We believe we have several advantages others don't, including our sole focus on healthcare and our proprietary Facets software, the leading administrative system on the market. In addition, TriZetto's workforce is stable and experienced. We boast one of the lowest employee turnover rates in the industry—a real asset for our customers.

Finally, we simplified our organizational structure during the year, reducing the number of strategic business units from three to two: Health*e*Ware™, our software licensing division, and Business Solutions, our software hosting and outsourcing division. Within each division, we created a series of economic operating units, each with an identifiable set of products or services, and each responsible for achieving set revenue and profitability targets. The changes were designed to further integrate our acquisitions, simplify and eliminate internal redundancies, make TriZetto more responsive to its customers, and make our managers more accountable for the bottom line. In short—to position us for continued growth and profit improvement.

Financial Highlights

Investors love nothing so well as a company that keeps its promises, and that's what TriZetto did in 2001, even in the face of a weak economy, a troubled technology sector, and September 11th. We set a goal of reaching positive EBITDA (earnings before interest, taxes, depreciation and amortization) in the second quarter of the year, and we did. We set a goal of generating positive pro forma earnings (excluding acquisition-related expenses) in the third quarter of the year, and we did that too. The fourth quarter of 2001 marked the ninth consecutive quarter that we met or exceeded Wall Street's pro forma earnings estimates—that's every quarter since our initial public offering.

In addition, total revenue increased by 145 percent in 2001, mainly the result of acquiring Erisco and RIMS in late 2000. Excluding these acquisitions, organic revenue growth was a healthy 34 percent for the year. The percentage of our revenue that was recurring averaged 65 percent for the year, giving us a high degree of top line predictability. Further, we ended the year with a record $623 million in total backlog, which increased our revenue visibility for 2002.

We strengthened our balance sheet during the year with a secondary equity offering that netted over $55 million. Given a volatile market and the weakness in our stock price, the offering was controversial with some. In the end, it turned out to be the right thing for the company at the right time. At year's end our cash and equivalent balance stood at a solid $85 million, and we had minimal debt.

In 2002, our goal is to report positive earnings per share (all expenses included) and positive free cash flow by the end of the year. We anticipate that revenue will total $260 million - $275 million for the year, nearly all organic growth.

Getting to Great

TriZetto is on its way to becoming a truly great healthcare IT company, the best the industry has seen. Through the efforts of YOUnify, we're continuing to refine and standardize our business processes, which will increase our ability to grow. We're striving to hit our required service levels 100 percent of the time, and to know what our customers need—even before they do. We're proving our ability to serve the largest of customers and documenting our reliability and cost effectiveness. We're investing to keep our proprietary software products on top, and to prepare for the trend toward more consumer-driven benefit plans. We plan to invest in employee development and make TriZetto one of the most desirable places to work. It's a bold vision, and we are confident of achieving it.

Given the convergence of trends—more complex technology, increasing costs, competitive pressures, and government regulation—we believe system replacements may well accelerate over the next two to three years. We believe our growth will be buoyed by these trends as well as our ability to move an increased number of customers toward our wide range of outsourced services. We have the leading administrative and Internet software for payers and benefits administrators. We're the leading provider of outsourced application services in healthcare as well. No other company is better positioned to increase its lead in the healthcare markets we serve.

The unswerving goal of our healthcare system must be to speed immediate and effective relief to those suffering from pain and illness. That has been the goal of healthcare since the time of Hippocrates, and I believe that is the ultimate end of what we do every day at TriZetto. I appreciate the dedication of our employees and the support of our shareholders in that pursuit.

Sincerely,

Jeffrey H. Margolis, *Chairman and CEO*
April 5, 2002

TriZetto has assembled a broad suite of healthcare information technology (IT) products and services, which can be delivered individually or combined to create a comprehensive solution. We currently serve over 500 customers with 100 million members, or 40 percent of the U.S. insured population.

Across all of our markets—health plans, benefits administrators, and physician groups—there is a growing trend toward outsourcing. TriZetto is well positioned, since our portfolio includes several outsourcing alternatives, including software hosting, transaction processing and IT department operations. The foundation for all we offer is a deep reservoir of healthcare knowledge. The expertise of our people is our major strength, one that gives us a considerable competitive advantage.



Data/Reporting
FACETS®
Provider Management
Accounting
Premium Billing
Agent/Broker Administration
Capitation/ Provider Risk Sharing
Customer Service
Membership Management
Medical Management
Clinical Protocols
Line of Business/ Product Administration
Claims/Encounter Processing
Clinical Audit

Facets, TriZetto's market-leading enterprise software, is essential to running a health plan. It automates numerous administrative functions, including those depicted above. Facets also comes pre-integrated with complementary, third-party applications that further increase its functionality (shown in green boxes).

Enterprise Software

At the heart of every successful healthcare enterprise is a powerful software engine – one that automates administrative processes, improves efficiency, and provides the flexibility to integrate with other systems. TriZetto's enterprise software portfolio includes the two market-leading engines for healthcare payers and benefits administrators. We believe **Facets®** is the dominant client-server system for managed health plans. Its comprehensive functionality allows health plans to automate the vast majority of their administrative tasks, and its open architecture allows for easy integration with complementary software. Some of the nation's largest health plans use Facets, including more than one-third of all Blue Cross and Blue Shield plans. TriZetto's enterprise software portfolio also includes **Facts™**, used for the essential administrative transactions of indemnity insurers, such as enrollment, rating, premium calculation, claims processing and billing. For benefits administrators, TriZetto offers **QicLink™**, a comprehensive solution that automates and simplifies the claims payment process and has the flexibility to interface with online systems and third-party applications. QicLink processes over 141 million claims annually; we believe it is the most widely-used automated claims processing technology for benefits administrators in the country. Other enterprise software applications include **NetworX™**, a claims re-pricing system for preferred provider organizations and healthcare payers, and **HIPAA Gateway™**, a new product that translates electronic data into a HIPAA-compliant format. All enterprise software can be licensed for installation at the customer site, or hosted in a TriZetto data center.


Customers
Connectivity
TriZetto Data Center

TriZetto hosts and manages software in its data centers, freeing customers from the hassles associated with software ownership and maintenance. The company hosts its proprietary systems and best-of-class third-party software.

Hosted Solutions

The goal of information technology is to make businesses more efficient, competitive, and profitable. But healthcare organizations, in particular, find it difficult to realize the promise of IT due to the complexity of the business and limited capital. For many health plans, hosted applications can be the solution. TriZetto is the first and—according to a 2001 report by IDC Research—the leading hosted applications provider dedicated to the healthcare industry. For a predictable monthly fee, customers have access to advanced information technology that might otherwise be unaffordable; they also forgo the problems and costs associated with hiring and retaining an IT staff. TriZetto hosts and manages its proprietary software engines as well as third-party applications from multiple vendors. We also offer pre-integrated, "bundled" solutions. These are combinations of specialty applications built around Facets or other leading administrative systems. This comprehensive approach delivers broad functionality with seamless data sharing. It's also fast, because the bundles are ready to launch. It's cost-effective—generally 30 percent less than licensing and installing software in-house. And it's safe, because the bundles are pre-tested and come with guaranteed service levels. Plus, hosted applications offer an easy path to HIPAA compliance.


Business Process Outsourcing
Information Technology Outsourcing
Software Hosting and Management
E-Business Platform
Claim Audit
Financial Systems
Information Access
and Reporting
Core
Administrative
System
Electronic Data
Interchange
Imaging Workflow
Credentialing
Decision Support

TriZetto's business services for payers and physicians efficiently manage the processes and people behind the information systems. Services range from transaction processing to running an entire IT department. Customers can achieve the greatest return by combining TriZetto's hosting and business services.

Business Services

Outsourcing has long been a staple in many industries, and it is quickly gaining acceptance in healthcare. TriZetto offers a variety of outsourced business services for health plans and physician groups. The company's **business process outsourcing (BPO)** services include claims processing, member enrollment, receivables management, billing, physician credentialing, and customer service. BPO is performed by experienced professionals at the customer site or at TriZetto, and service levels are guaranteed. TriZetto also provides **information technology outsourcing (ITO)**, employing experienced staff to run all or part of a customer's IT operation. ITO services can involve management of all or part of the customer's IT infrastructure, including data center operations, networks, desktops, help desk support, disaster recovery, and security. When BPO and ITO services are combined with TriZetto's hosted applications, customers reap the full benefit of our single-source approach.


Members
Physicians
Employers
Brokers
HealthWeb® E-Business Technology

TriZetto's HealthWeb® Internet platform allows health plans to exchange information and conduct business online with members, physicians, employers and brokers. Using "Internet self-service," health plan customers have access to real-time information, 24 hours a day.

E-Business Solutions

Industries such as banking and retail have set high expectations among customers and suppliers for doing business over the Internet. Yet for most health plans, the time and expense associated with building e-business systems is prohibitive. That's why HealthWeb®, a comprehensive Internet platform, is the product TriZetto cross-sells most frequently to existing payer customers. HealthWeb allows health plans to exchange information and conduct business online with members, physicians, employers, and brokers. Using "Internet self-service," health plan constituents have access to real-time information, 24 hours a day. For example, physicians can view member information and submit claims, referrals, and authorizations online. Plan members can use HealthWeb to enroll, select primary care physicians, and request ID cards. Internet self-service can dramatically reduce telephone inquiries, which—at an estimated $4 - $5 per call—can result in significant cost savings and improved customer service. HealthWeb is the standard Internet platform for TriZetto's proprietary software, Facets and QicLink, and it can work with virtually any back-end system or Web application. With 30 payer customers, representing 25 million members, it has the largest share of the payer market for Internet platforms. It is available on a licensed or hosted basis.


Product Implementation Services
System Integration Services
HIPAA
STRATEGIC CONSULTING SERVICES
IT and E-Business Strategy
Enterprise Architecture
Customer Relationship Management
Business Intelligence and Data Warehouse

TriZetto's experienced consultants provide three major services: product implementation, systems integration, and strategic consulting on issues ranging from HIPAA compliance to data warehouse design.

Consulting Services

In an industry as complex and multi-faceted as healthcare, experienced veterans are a precious resource. Healthcare organizations need help formulating IT strategy and staff support to implement or convert systems quickly. TriZetto has a group of over 200 consultants, who average ten years of healthcare IT experience. The Company's consulting services include technology assessment and strategy, as well as project management for system implementations that involve TriZetto software or applications from third-party vendors. Other offerings include HIPAA services, which help customers identify compliance gaps in their systems and processes, develop and implement solutions, and monitor ongoing compliance. Our business intelligence/data warehousing services provide the tools and training needed to consolidate massive amounts of data and turn it into information that supports decision-making and creates a competitive edge. Other consulting services include customer relationship management, e-business strategy, and IT architecture design and deployment. Customers appreciate TriZetto's pragmatic approach. We deliver more than just strategies and plans—we also implement and provide ongoing support for technology solutions every day in healthcare organizations across America.


TriZetto



BlueCross BlueShield of Tennessee

Profile:
Not-for-profit health plan

Headquarters:
Chattanooga, Tennessee

Members:
1.5 million

Challenges:
Market shift toward managed care, demand for online service and consumer-directed health plans

Solutions:
Facets® administrative software and HealthWeb® Internet platform

Results:
$6 million in annual savings since 1999 due to efficiency and integration of Facets system.

Volume of claims handled per employee more than doubled.

Average "first-pass rate"—a key measure of claims accuracy—increased from 35% to 61%.

More than 65,000 transactions per month handled online through HealthWeb.

Marked improvement in customer-service and satisfaction scores—the highest in the plan's 57-year history.

Use technology to stay ahead of the competition.

One of the nation's oldest and largest health plans needed to reinvent itself to stay ahead of its competition and keep pace with marketplace changes. In the 1990s, there was a shift toward managed care and, years later, a growing demand for customer "self-service" via the Internet.

Realizing the pivotal role that information systems would play in administering complex managed care offerings, in 1996 BlueCross BlueShield of Tennessee (BCBST) selected Facets® from among 20 different administration systems. In just seven months, Facets was in full production at BCBST. Facets' rich functionality and flexibility allowed BCBST to automate and streamline the majority of its business processes and support a full complement of managed care products. An early adopter of Facets, BCBST was the first health plan to hit one million members on a client/server system, setting the industry benchmark and proving the technology's scalability.

Cost savings and efficiencies

$6 million

annually

Several years later, as the managed-care market continued to mature and consumer demand grew for access to convenient online services, BCBST turned to TriZetto and its HealthWeb® Internet platform. HealthWeb links the "back end" Facets system to the Internet so that all of BCBST's constituents (plan members, physicians, employers and brokers) can conduct their own "self-service" transactions, 24 hours a day. HealthWeb leverages BCBST's investment in Facets and gives the plan a competitive edge. Since 1999, BCBST's partnership with TriZetto has saved the plan an estimated $6 million annually, a figure that's expected to grow as HealthWeb's capabilities expand and its usage increases.



Bob Worthington,
Senior Vice President of Corporate and Information Services,
BlueCross BlueShield of Tennessee





$5 million

Saved in implementation costs



Alex McLean,
President and CEO,
University Health Plans

University Health Plans

Profile:
Growing, privately held health plan

Headquarters:
Newark, New Jersey

Members:
57,000

Challenges:
Limited capital and IT staff, inadequate systems, intense competition

Solutions:
Hosted software and outsourced claims processing, billing, and member enrollment

Results:
Implementation costs for the hosted system were $4 million to $5 million less than UHP's projected costs for buying and implementing the system.

Immediate cost savings of approximately $4 per member per month for the more efficient, hosted system.

Ability to hire 25 additional medical-management and customer-service professionals due to cost savings of the hosted system.

Over three years, annual revenue increased 400% and membership grew 300% due to new system capabilities and the ability to focus on growth initiatives.

Offload distractions and focus on growth.

When a small New Jersey health plan decided to take on the state's behemoth insurers, it needed a smart strategy, a lot of chutzpah, and great information systems.

To grow membership beyond its local base of Medicaid recipients and government employees, University Health Plans (UHP) began developing new products and strategies. It quickly became apparent that UHP's homegrown software couldn't handle the complexities of expanded benefit-plan offerings or a significant increase in membership. With limited time and resources to get the new products to market, CEO Alex McLean needed a creative solution.

To keep his organization focused on growth, McLean decided in 1998 to outsource information systems and operational functions, including claims processing, billing, and member enrollment, to INFOTRUST, a company later acquired by TriZetto. In one highly strategic move, UHP gained access to a hosted software application with more power and functionality than it could afford to purchase outright. In fact, it was the same administrative application used by many of UHP's larger, more well-funded competitors.

Up and running in just five months, the new system put UHP on equal footing with its competition and delivered an immediate savings of $4 per member per month.

More important, the move freed UHP to focus on core business functions that drive growth, such as benefit-plan design, provider-network development, and marketing. The result? Within three years of outsourcing to TriZetto, UHP's membership has increased more than 300 percent and its annual revenue has increased 400 percent.





High Country Health Care

Profile:
Multi-specialty medical practice

Headquarters:
Frisco, Colorado

Annual Patient Visits:
82,500

Challenges:
Financially troubled operations, old systems, high staff turnover

Solutions:
Hosted software and outsourced billing and enrollment

Results:
Accounts receivable days dropped 45%—from 150 days to 82 days.

Annual collections increased by more than $1 million.

Net payments to High Country increased 24%.

Expanded to two new locations due to renewed financial health.

Hire the people who know your business inside and out.

To save a physician practice on the brink of financial disaster, turnaround specialist Frank Martelli needed help—and fast.

High Country Health Care was suffering from a potentially fatal combination of staff turnover and information technology woes. The practice was located in a ski town, so staff came and went with the seasons, rarely staying on the job long enough to master the practice's software. Almost 70 percent of High Country's accounts were 150 days past due or more, and little was being done to collect these receivables. Patients complained about billing errors, and system outages were the norm.

With no hope of reducing staff turnover, High Country turned to TriZetto—first, for its deep knowledge of the healthcare business and, second, for its ability to deliver a combination of outsourced billing services and hosted applications. Almost instantly, Martelli had the turnaround team he needed.

TriZetto loaned High Country a manager to oversee the billing department's transition and developed a highly detailed conversion plan for moving the practice's computer system to a hosted environment. Attention to detail paid off: Martelli remembers the transition as "close to flawless." Though Martelli had some initial concerns about outsourcing major areas of his business, he has every confidence in the TriZetto team. In fact, he credits TriZetto with helping save High Country Health Care from financial ruin.

Accounts receivable days improved

45%



Frank Martelli,
President and CEO,
High Country Health Care

More challenges lie ahead for High Country, such as complying with new federal HIPAA regulations and selecting and implementing an electronic medical records system. On both counts, High Country will be tapping into the TriZetto team's expertise.

Revenue Trend



$218.2
$11.4
1998
1999
2000
2001

Recurring Revenue



1998
1999
2000
2001

EBITDA Trend



($2.8)
Q2
2001
Q3
2001
Q4
2001

Pro Forma Earnings Per Share Trend



Q3
2001
Q4
2001

Selected Financial Data

(in thousands, except per share data)	Years Ended December 31,		
	2001	2000	1999
Total Revenue	$ 218,172	$ 89,056	$ 32,926
Recurring	142,706	61,811	19,448
Non-recurring	75,466	27,245	13,478
Loss from Operations	(78,344)	(48,817)	(8,611)
Net Loss	(51,154)	(42,258)	(7,927)
Basic and Diluted Loss Per Share	(1.53)	(1.80)	(0.85)

Selected Balance Sheet Data

(in thousands)	December 31,		
	2001	2000	1999
Cash and Cash Equivalents	$ 64,333	$ 28,584	$ 24,806
Total Assets	390,721	363,731	68,418
Short-term Debt and Capital Leases	19,807	14,555	1,857
Long-term Debt and Capital Leases	9,699	4,440	2,728
Shareholders' Equity	280,955	289,430	51,286

Financial Contents

Selected Financial Data

The following selected consolidated financial data, except as noted herein, has been taken or derived from our audited consolidated financial statements and should be read in conjunction with the full consolidated financial statements included herein. The Company made acquisitions in 1999, 2000 and 2001 which affects comparability of all years.

(in thousands, except per share amounts)	Period from May 27, 1997 (date of inception) to December 31, 1997	1998	1999	Years Ended December 31, 2000	2001
Revenue:					
Recurring revenue	$ 1,191	$ 5,300	$ 19,448	$ 61,811	$ 142,706
Non-recurring revenue	1,328	6,131	13,478	27,245	75,466
Total revenue	2,519	11,431	32,926	89,056	218,172
Cost of revenue:					
Recurring revenue	1,250	3,978	17,350	54,929	103,854
Non-recurring revenue	422	3,498	10,037	20,089	42,806
Total cost of revenue	1,672	7,476	27,387	75,018	146,660
Gross profit	847	3,955	5,539	14,038	71,512
Operating expenses:					
Research and development	—	1,084	2,394	8,463	16,402
Selling, general and administrative	672	2,887	9,366	34,144	51,938
Amortization of goodwill and acquired intangibles	—	—	783	18,622	69,076
Write-off of acquired in-process technology(1)	—	—	1,407	1,426	—
Restructuring and related impairment charges	—	—	—	—	12,140
Total operating expenses	672	3,971	13,950	62,655	149,556
Income (loss) from operations	175	(16)	(8,411)	(48,617)	(78,044)
Interest income	15	210	527	1,394	2,048
Interest expense	(13)	(52)	(256)	(883)	(1,333)
Income (loss) before provision for income taxes	177	142	(8,140)	(48,106)	(77,329)
Provision for (benefit from) income taxes	74	82	(213)	(5,848)	(16,175)
Net income (loss)	$ 103	$ 60	$ (7,927)	$ (42,258)	$ (61,154)
Net income (loss) per share:					
Basic	$ 0.05	$ 0.01	$ (0.85)	$ (1.80)	$ (1.53)
Diluted	$ 0.03	$ 0.00	$ (0.85)	$ (1.80)	$ (1.53)
Shares used in computing net income (loss) per share:					
Basic	2,065	4,937	9,376	23,444	40,094
Diluted	4,074	12,783	9,376	23,444	40,094

(in thousands)	1997	1998	1999	2000	December 31, 2001
Consolidated Balance Sheet Data:					
Cash, cash equivalents, restricted cash, and short-term investments	$ 773	$ 3,681	$ 24,806	$ 28,384	$ 84,633
Total assets	2,634	8,720	68,418	363,751	390,721
Total short-term debt and capital lease obligations	—	80	1,857	14,555	19,607
Total long-term debt and capital lease obligations	520	645	2,728	4,440	9,699
Mandatorily redeemable convertible preferred stock(2)	—	6,449	—	—	—
Total stockholders' equity (deficit)	563	(741)	51,296	269,430	280,955

(1) In connection with our acquisitions in 1999 and 2000, we wrote off $1.4 million per year of the total purchase price to acquired in-process technology as technological feasibility of the products had not been established. See Note 12 of Notes to Consolidated Financial Statements for an explanation of the acquisitions and the acquired in-process technology.

(2) The mandatory redeemable convertible preferred stock was converted to common stock at the time of our initial public offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We provide industry-leading information technology solutions and services to the healthcare industry, including remotely hosted applications, client/server software systems, an Internet platform, and consulting and business outsourcing services. Our customers include managed care organizations, preferred provider organizations, third-party administrators, provider groups and physician practice management companies. As of December 31, 2001, we served approximately 540 customers representing more than 110 million lives, approximately 40% of the insured population in the United States.

We were incorporated in Delaware in May 1997. Since completing our initial public offering in October 1999, we have completed the following acquisitions, all of which were accounted for using the purchase method of accounting:

Acquisition	Closing Date	Purchase Price	Consideration
Novalis Corporation	November 29, 1999	$18.2 million	Cash and stock
Finserv Health Care Systems, Inc. (Finserv)	December 22, 1999	$5.8 million	Cash and stock
Healthcare Media Enterprises, Inc. (HME)	January 11, 2000	$7.0 million	Cash and stock
Erisco Managed Care Technologies, Inc.	October 2, 2000	$228.4 million	Stock
Resource Information Management Systems, Inc. (RIMS)	December 1, 2000	$96.8 million	Cash and stock
Infotrust Company	April 12, 2001	$15.4 million	Stock

On October 2, 2000, we acquired all of the issued and outstanding capital stock of Erisco from IMS Health Incorporated and Erisco became our wholly owned subsidiary. The purchase price of approximately $228.4 million consisted of 12,142,857 shares of common stock with a value of $15.89 per share, assumed liabilities of $30.0 million, which includes $14.2 million of deferred tax liability resulting from the differences between the book and tax bases of the intangible assets arising as a result of the acquisition, and acquisition costs of approximately $5.5 million. At the time of the transaction, Erisco's balance sheet included $32.0 million of cash. Pursuant to the merger agreement and related stockholders agreement, IMS Health has appointed one member to our Board of Directors.

On December 1, 2000, we acquired all of the issued and outstanding capital stock of RIMS and RIMS became our wholly owned subsidiary. The purchase price of approximately $96.8 million consisted of 2,588,427 shares of common stock with a value of $21.20 per share, $3.0 million in cash, assumed liabilities of $32.8 million, which includes $13.7 million of deferred tax liability resulting from the differences between the book and tax bases of the intangible assets arising as a result of the acquisition, and acquisition costs of approximately $1.4 million. Of the 2,588,427 shares of common stock which were issued in connection with this acquisition, 517,685 shares of the common stock were held in escrow and released in December 2001. In addition, we assumed employee stock options to purchase approximately 300,000 shares of our common stock valued at $4.7 million and agreed to issue up to 94,354 shares of restricted common stock to certain employees, of which 82,553 shares have been issued to date. In December 2001, an additional 647,107 contingent shares of common stock were issued in accordance with a market guarantee which had no effect on the purchase price or goodwill.

On April 12, 2001, we acquired all of the issued and outstanding shares of Infotrust Company ("Infotrust") from Trustco Holdings, Inc. and Infotrust became our wholly owned subsidiary. The purchase price of approximately $15.4 million consisted of 923,077 shares of common stock with a value of $13.96 per share, assumed liabilities of $1.9 million, which includes $1.6 million of deferred tax liability resulting from the difference between the book and tax basis of the intangible assets arising as a result of the acquisition, and acquisition costs of $647,000. Of the 923,077 shares of common stock which were issued in connection with this acquisition, 138,462 shares of the common stock were held in escrow and are scheduled to be released in April 2002.

Restructuring and Related Impairment Charges. In December 2001, the Company initiated a number of restructuring actions focused on eliminating redundancies, streamlining operations and improving overall financial results. These initiatives include workforce reductions, office closures, and business line simplifications and related asset write-offs.

In December 2001, the Company announced a planned workforce reduction in Los Angeles, California; Novato, California; Baltimore, Maryland; Little Rock, Arkansas; Provo, Utah; Salt Lake City, Utah; Westmont, Illinois; Albany, New York; Glastonbury, Connecticut; and Trivandrum, India. Severance and other costs related to this workforce reduction totaled $1.7 million, of which $1.0 million was included in restructuring and related impairment charges in 2001 and $745,000 will be charged to restructuring and related impairment charges in 2002. The $745,000 of severance and other costs that will be charged to expense in 2002 is made up of $149,000, $35,000, and $561,000 occurring in the first quarter, second quarter and third quarter, respectively. Such workforce reductions are expected to be completed by the end of third quarter 2002. When these workforce reductions have been completed, the Company will have 168 fewer employees.

Facility closures include the closure of the Novato, California; Birmingham, Alabama; Provo, Utah; Salt Lake City, Utah; Westmont, Illinois; Naperville, Illinois; Louisville, Kentucky; and Trivandrum, India. Such closures are expected to be completed during the first quarter of 2002.

The following table summarizes the activities in the Company's restructuring reserves (amounts in thousands):

	Costs for Terminated Employees	Facility Closures	Total
Restructuring charges	$ 959	$ 2,419	$ 3,378
Cash payments	(91)	—	(91)
Accrued restructuring charges	$ 868	$ 2,419	$ 3,287

In addition to the workforce reductions and facility closures described above, the Company has undertaken business line simplifications and related asset write-offs. Specifically, the Company has discontinued certain website and software development activities and its hospital billing and accounts receivable business line and has written off the assets associated with these activities. The Company has also written off assets associated with the closure of facilities. The following table summarizes the Company's write- off of assets (amounts in thousands):

	Accounts Receivable	Property and Equipment, net	Goodwill	Other Assets	Total
Business line simplifications	$ 302	$ 933	$ 5,716	$ 1,389	$ 8,340
Office closures	—	422	—	—	422
Total	$ 302	$ 1,355	$ 5,716	$ 1,389	$ 8,762

Critical Accounting Policies and Estimates

The Company's revenue is classified into two categories: (i) recurring or multi-year contractually-based revenue and (ii) revenue generated from non-recurring agreements. Revenue is recognized when persuasive evidence of an arrangement exists, the product or service has been delivered, fees are fixed and determinable, collectibility is probable and when all other significant obligations have been fulfilled.

The Company generates recurring revenue from several sources, including the sale of maintenance and support on its software products, and from its hosted solutions. Recurring software maintenance revenue is typically based on one-year renewable contracts. Software maintenance and support revenues are recognized ratably over the contract period. Cash received in advance is recorded as deferred revenue. Recurring revenue from hosted solutions is subscription-based and billed monthly over a contract term of typically three to seven years. Many of the agreements associated with hosted solutions contain performance standards that require the Company to maintain a certain level of operating performance related to those applications. This performance is measured on a monthly basis by the Company prior to the recording of the hosted solutions revenues. Software license fees under arrangements where the Company hosts the software and the customer does not have the ability to take possession of the software during the hosting period, are recognized ratably over the hosting periods in accordance with Emerging Issues Task Force ("EITF") 00-3, "Applications of AICPA Statement of Position 97-2 to Arrangements That Include the Rights to Use Software Stored on Another Entity's Hardware".

The Company generates non-recurring revenue from the licensing of its software. The Company follows the provisions of AICPA Statements of Position ("SOP") 97-2 "Software Revenue Recognition," SOP 98-4 "Deferral of the Effective Date of Certain Provisions of SOP 97-2", and SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect of Certain Transactions" as well as the preliminary conclusions of EITF issue 00-21, "Multiple Element Arrangements". Software license revenue is recognized upon the execution of a license agreement, upon deliverance, fees are fixed and determinable, collectibility is probable and when all other significant obligations have been fulfilled. For software license agreements in which customer acceptance is a condition of earning the license fees, revenue is not recognized until acceptance occurs. For arrangements containing multiple elements, such as software license fees, consulting services and maintenance, and where vendor-specific objective evidence ("VSOE") of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "residual method" prescribed by SOP 98-9. For arrangements in which VSOE does not exist for each element, including specified upgrades, revenue is deferred and not recognized until delivery of the element without VSOE has occurred. The Company also generates non-recurring revenue from consulting fees for implementation, installation, data conversion, and training related to the use of the Company's proprietary and third-party licensed products. The Company recognizes revenues for these services as they are performed, as they are principally contracted for on a time and material basis.

The Company incurs certain up front fees in connection with the establishment of some of its hosting contracts. The costs are capitalized and amortized over the life of the contract, provided that such amounts are recoverable from future revenue under the contract. The Company is subject to financial statement risk to the extent that these up front fees become nonrecoverable from the future revenue including any cancellation penalties to be paid by the Company's customers. Total up front fees outstanding as of December 31, 2001 were $8.2 million.

Cost of revenue are those costs related to the products and services we provide to our customers and costs associated with the operation and maintenance of our customer connectivity centers. These costs include salaries and related expenses for consulting personnel, customer connectivity centers personnel, customer support personnel, application software license fees, amortization of capitalized software development costs, telecommunications costs and maintenance costs.

Research and development expenses are salaries and related expenses associated with the development of software applications prior to establishment of technological feasibility and services and include compensation paid to engineering personnel and fees to outside contractors and consultants. Costs incurred internally in the development of our software products are expensed as incurred as research and development expenses until technological feasibility has been established, at which time any future production costs are properly capitalized and amortized to cost of revenue based on current and future revenue over the remaining estimated economic life of the product.

Selling, general and administrative expenses consist primarily of salaries and related expenses for sales, account management, marketing, administrative, finance, legal, human resources and executive personnel, commissions, expenses for marketing programs and trade shows and fees for professional services.

In accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead will be subject to annual impairment tests. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002, and has not yet determined what effect, if any, applying those tests will have on the Company's financial position and results of operations. The Company is subject to financial statement risk to the extent that the goodwill and indefinite lived intangible assets become impaired. At December 31, 2001, the Company had $141.6 million in goodwill and intangible assets with indefinite lives and recognized $42.3 million of amortization expense related to these balances for the year ended December 31, 2001.

Results of Operations

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000.

Revenue. Total revenue in 2001 increased $129.1 million, or 145%, to $218.2 million from $89.1 million in 2000. Of this increase, $11.3 million was generated by the acquisition of Infotrust and $100.3 million reflected the impact of a full year of operations of Erisco and RIMS, which we acquired in late 2000. The remaining increase of $17.5 million primarily represented growth in both our recurring and non-recurring hosted solutions revenue.

Recurring revenue in 2001 increased $80.9 million, or 131%, to $142.7 million from $61.8 million in 2000. Of this increase, $10.1 million was generated by our acquisition of Infotrust and $50.5 million reflected the impact of a full year of operations of Erisco and RIMS. The remaining increase of $20.3 million primarily represented growth in our hosted solutions. Included in recurring revenue in 2001 is $1.0 million from IMS Health Incorporated, a related party.

Non-recurring revenue in 2001 increased $48.3 million, or 177%, to $75.5 million from $27.2 million in 2000. Of this increase, $1.2 million was generated by our acquisition of Infotrust and $49.8 million reflected the impact of a full year of operations of Erisco and RIMS. The remaining decrease of $2.7 million resulted primarily from the signing of long-term contracts by two customers of $6.4 million resulting in a reclassification to recurring revenue, which was partially offset by an increase of $3.7 million in consulting revenues and one-time software licenses.

Cost of Revenue. Cost of revenue in 2001 increased $71.7 million, or 96%, to $146.7 million from $75.0 million in 2000. Of this increase, $8.1 million represented incremental costs associated with our acquisition of Infotrust and $46.1 million reflected the impact of a full year of operations of Erisco and RIMS. The remaining increase of $17.5 million was primarily due to the costs incurred to support the overall expansion of our hosted solutions and other costs required to support our increased consulting revenue. As a percentage of total revenue, cost of revenue approximated 67% in 2001 and 84% in 2000.

Cost of recurring revenue in 2001 increased $49.0 million, or 89%, to $103.9 million from $54.9 million in 2000. Of this increase, $6.9 million represented incremental costs associated with our acquisition of Infotrust and $27.0 million reflected the impact of a full year of operations of Erisco and RIMS. The remaining increase of $15.1 million was due to additional expenses for personnel and facilities to support our growing hosted solutions, as well as increased network operation costs and software license fees. As a percentage of recurring revenue, cost of recurring revenue approximated 73% in 2001 and 89% in 2000.

Cost of non-recurring revenue in 2001 increased $22.7 million, or 113%, to $42.8 million from $20.1 million in 2000. Of this increase, $1.2 million represented incremental costs associated with our acquisition of Infotrust and $19.1 million reflected the impact of a full year of operations of Erisco and RIMS. The remaining increase of $2.4 million was primarily due to the costs incurred to support the increased consulting revenues and one-time software license sales. As a percentage of non-recurring revenue, cost of non-recurring revenue approximated 57% in 2001 and 74% in 2000.

Research and Development Expenses. Research and development expenses increased $7.9 million, or 94%, to $16.4 million from $8.5 million in 2000. Of this increase, $9.8 million reflected the impact of a full year of operations of Erisco and RIMS. The remaining decrease of $1.9 million was primarily due to a $800,000 capitalization of HealthWeb research and development costs and $1.1 million related to the sunsetting of certain in-house products. As a percentage of total revenue, research and development expenses approximated 8% in 2001 and 10% in 2000.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2001 increased $17.8 million, or 52%, to $51.9 million from $34.1 million in 2000. Of this increase, $1.4 million represented incremental costs associated with our acquisition of Infotrust and $10.1 million reflected the impact of a full year of operations of Erisco and RIMS. The remaining increase of $6.3 million was due primarily to growing our sales force and expanding our market presence while introducing new products and integrated solutions to the market. As a percentage of total revenue, selling, general and administrative expenses approximated 24% in 2001 and 38% in 2000.

Amortization of Intangibles. Amortization of intangibles in 2001 increased $50.5 million, or 271%, to $69.1 million from $18.6 million in 2000. Of this increase, $1.4 million represented incremental costs associated with our acquisition of Infotrust and $48.3 million reflected the impact of a full year of amortization expense related to acquisitions of Erisco and RIMS. The remaining increase of $758,000 was due primarily to the increase of amortization of goodwill from other acquisitions.

Write-off of Acquired In-Process Technology. Write-off of acquired in-process technology was zero in 2001 and $1.4 million in 2000. Our acquisitions of HME, Erisco and RIMS in 2000 resulted in an excess of purchase price over the fair market value of the net assets acquired of $278.0 million. Of this amount, $1.4 million related to HME and RIMS was allocated to acquired in-process technology and was written off in 2000.

Interest Income. Interest income in 2001 increased $654,000, or 47%, to $2.0 million from $1.4 million in 2000. The increase was due to the investment of $47.6 million of net proceeds from the secondary offering of common stock completed in June 2001 and $7.2 million of net proceeds in connection with the exercise of the underwriters' over-allotment option relating to the June public offering.

Interest Expense. Interest expense in 2001 increased $450,000, or 51%, to $1.3 million from $883,000 in 2000. The increase was primarily due to increased borrowings under our revolving line of credit and secured term note in 2001, as well as additional borrowings on new capital lease agreements during the year.

Benefit from Income Taxes. Benefit from income taxes in 2001 increased $10.4 million, or 177%, to $16.2 million from $5.8 million in 2000. The benefit was primarily generated from the net reduction of deferred tax liabilities, primarily resulting from the amortization of intangible assets relating to the Erisco, RIMS and Infotrust acquisitions.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999.

Revenue. Total revenue in 2000 increased $56.2 million, or 171%, to $89.1 million from $32.9 million in 1999. Of this increase, $14.6 million was generated by the acquisitions of HME, Erisco and RIMS and $21.1 million reflected the impact of a full year of operations of Finserv and Novalis, which we acquired in late 1999. The remaining increase of $20.5 million primarily represented growth in both our recurring and non-recurring hosted solutions revenue.

Recurring revenue in 2000 increased $42.4 million, or 218%, to $61.8 million from $19.4 million in 1999. Of this increase, $9.1 million was generated by our acquisitions in 2000 and $17.7 million reflected the impact of a full year of operations of Finserv and Novalis. The remaining increase of $15.6 million primarily represented growth in our hosted solutions. Included in recurring revenue in 2000 is $167,000 from IMS Health Incorporated, a related party.

Non-recurring revenue in 2000 increased $13.8 million, or 102%, to $27.2 million from $13.5 million in 1999. Of this increase, $5.5 million was generated by our acquisitions in 2000 and $3.5 million reflected the impact of a full year of operations of Finserv and Novalis. The remaining increase of $4.8 million reflected increases in hosted solutions revenue relating to consulting services provided by our transformation services group.

Cost of Revenue. Cost of revenue in 2000 increased $47.6 million, or 174%, to $75.0 million from $27.4 million in 1999. Of this increase, $9.9 million represented incremental costs associated with our acquisitions in 2000 and $19.7 million reflected the impact of a full year of operations of Finserv and Novalis. The remaining increase of $18.0 million was primarily due to the costs incurred to support the overall expansion of our hosted solutions and other costs required to support our increased consulting revenue related to our hosted solutions. As a percentage of total revenue, cost of revenue approximated 84% in 2000 and 83% in 1999.

Cost of recurring revenue in 2000 increased $37.6 million, or 217%, to $54.9 million from $17.4 million in 1999. Of this increase, $5.1 million represented incremental costs associated with our acquisitions in 2000 and $17.0 million reflected the impact of a full year of operations of Finserv and Novalis. The remaining increase of $15.5 million was due to additional expenses for personnel and facilities to support our growing hosted solutions, as well as increased network operation costs and software license fees. As a percentage of recurring revenue, cost of recurring revenue approximated 89% in 2000 and 89% in 1999.

Cost of non-recurring revenue in 2000 increased $10.1 million, or 100%, to $20.1 million from $10.0 million in 1999. Of this increase, $4.8 million represented incremental costs associated with our acquisitions in 2000 and $2.7 million reflected the impact of a full year of operations for Finserv and Novalis. The remaining increase of $2.6 million resulted mainly from the increase in staffing levels and the use of outside services necessary to support the increasing demand for our consulting revenue related to our hosted solutions. As a percentage of non-recurring revenue, cost of non-recurring revenue approximated 74% in 2000 and 75% in 1999.

Research and Development Expenses. Research and development expenses increased $6.1 million, or 254%, to $8.5 million from $2.4 million in 1999. Of this increase, $3.1 million represented incremental research and development costs associated with our acquisitions in 2000 and $2.3 million reflects the impact of a full year of operations of Finserv and Novalis. The remaining increase of approximately $700,000 was primarily due to an increase in costs related to the design and development of our applications and services, primarily HealthWeb. As a percentage of total revenue, research and development expenses approximated 10% in 2000 and 7% in 1999.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2000 increased $24.7 million, or 265%, to $34.1 million from $9.4 million in 1999. Of this increase, $4.6 million represented incremental costs associated with our acquisitions in 2000 and $3.9 million reflected the impact of a full year of operations of Finserv and Novalis. The remaining increase of $16.2 million was due primarily to growing our sales force and expanding our market presence while introducing new products and integrated solutions to the market, including growing the management and support functions during the year. As a percentage of total revenue, selling, general and administrative expenses approximated 38% in 2000 and 28% in 1999.

Amortization of Intangibles. Amortization of intangibles in 2000 increased $17.8 million, or 2,278% to $18.6 million from $783,000 in 1999. Of this increase, $13.9 million represented incremental costs associated with our acquisitions in 2000 and $4.3 million of the increase reflects the impact of a full year of amortization expense related to our 1999 acquisitions of Finserv and Novalis. The remaining decrease of $367,000 was due primarily to the write-off of certain intangibles.

Write-off of Acquired In-process Technology. Write-off of acquired in-process technology was $1.4 million in both 2000 and 1999. Our acquisitions of Creative Business Solutions, Inc. and HealthWeb Systems, Ltd. in February 1999 and Novalis in November 1999 resulted in an excess of purchase price over the fair market value of the net assets acquired of $15.7 million. Of this amount, $1.4 million was allocated to acquired in-process technology and was written off in 1999. Our acquisitions of HME, Erisco and RIMS in 2000 resulted in an excess of purchase price over the fair market value of the net assets acquired of $278.0 million. Of this amount, $1.4 million related to HME and RIMS was allocated to acquired in-process technology and was written off in 2000.

Interest Income. Interest income in 2000 increased $867,000, or 165%, to $1.4 million from $527,000 in 1999. The increase was due to the increase in cash available for investing for the entire year from proceeds received from our initial public offering and the $32.0 million cash received from IMS when we acquired Erisco.

Interest Expense. Interest expense in 2000 increased $627,000, or 245%, to $883,000 from $256,000 in 1999. The increase was primarily due to borrowings under our line of credit and term note in 2000, as well as additional borrowings on new capital lease agreements during the year.

Benefit From Income Taxes. Benefit from income taxes in 2000 increased $5.6 million to $5.8 million from $213,000 in 1999. The benefit was primarily generated from the net reduction of deferred tax liabilities, primarily resulting from the amortization of intangible assets relating to the RIMS and Erisco acquisitions.

Selected Quarterly Results of Operations

The following table sets forth certain unaudited consolidated statements of operations data for the eight quarters ended December 31, 2001. This data has been derived from unaudited consolidated financial statements that, in the opinion of our management, include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the information when read in conjunction with our audited consolidated financial statements and the attached notes included herein. The operating results for any quarter are not necessarily indicative of the results for any future period.

(in thousands, except per share data)

Quarters Ended	March 31, 2000	June 30, 2000	September 30, 2000 (restated)	December 31, 2000 (restated)	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Revenue:								
Recurring revenue	$ 11,967	$ 12,377	$ 13,856	$ 23,611	$ 30,323	$ 33,333	$ 39,407	$ 39,643
Non-recurring revenue	5,750	5,382	5,170	10,943	15,716	19,986	17,809	21,955
Total revenue	17,717	17,759	19,026	34,554	46,039	53,319	57,216	61,598
Cost of revenue:								
Recurring revenue	11,366	11,505	12,953	19,106	24,271	24,734	27,701	27,148
Non-recurring revenue	4,071	3,827	3,682	8,509	9,656	11,473	10,091	11,586
Total cost of revenue	15,437	15,332	16,635	27,615	33,927	36,207	37,792	38,734
Gross profit	2,280	2,427	2,391	6,939	12,112	17,112	19,424	22,864
Operating expenses:								
Research and development	1,640	1,575	1,436	3,811	4,844	4,720	3,768	3,070
Selling, general and administrative	6,593	8,021	7,274	12,257	13,010	13,574	11,987	13,367
Amortization of goodwill and acquired intangibles	1,628	1,670	1,584	13,740	17,284	16,985	17,367	17,440
Write-off of in-process technology	536	—	—	890	—	—	—	—
Restructuring and related impairment charges	—	—	—	—	—	—	—	12,140
Total operating expenses	10,397	11,266	10,294	30,698	35,138	35,279	33,122	46,017
Loss from operations	(8,117)	(8,839)	(7,903)	(23,759)	(23,026)	(18,167)	(13,698)	(23,153)
Interest income	263	346	315	472	408	450	815	375
Interest expense	(27)	(156)	(466)	(235)	(334)	(364)	(282)	(353)
Loss before provision for income taxes	(7,881)	(8,649)	(8,054)	(23,522)	(22,952)	(18,081)	(13,165)	(23,131)
Benefit from income taxes	—	—	—	(5,848)	(5,018)	(3,100)	(1,561)	(6,496)
Net loss	$ (7,881)	$ (8,649)	$ (8,054)	$ (17,674)	$ (17,934)	$ (14,981)	$ (11,604)	$ (16,635)
Net loss per share:								
Basic and diluted	$ (0.42)	$ (0.43)	$ (0.39)	$ (0.52)	$ (0.50)	$ (0.40)	$ (0.27)	$ (0.38)
Shares used in computing net loss per share:								
Basic and diluted	18,888	20,225	20,908	33,823	35,764	37,298	43,356	43,834

The figures stated above give effect to the reclassification of deferred stock compensation from selling, general and administrative to cost of revenue and research and development. The figures also give effect to the reclassification of amortization of goodwill and acquired intangibles from selling, general and administrative expense to its own line item.

The consolidated statements of operations for the three months ended September 30, 2000, have been restated. As a result of the revision, revenue was reduced by $381,000 for the period to defer additional revenue erroneously recognized on a software sales contract and selling, general and administrative expense was reduced $26,000 for the period to correct the recognition of the amortization of additional cost associated with an acquisition. The net result was an increase to net loss and net loss per share of $355,000 and $0.02, respectively, for the period. For the three months ended December 31, 2000, revenue was increased by $381,000 and selling, general and administrative expense was decreased by $26,000 resulting in a net decrease to net loss and net loss per share of $355,000 and $0.01, respectively. There was no effect on the year ended December 31, 2000, as a result of the revision.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through a combination of cash from operations, private financings, an initial public offering of our common stock, cash obtained from our acquisition of Erisco and a secondary offering of our common stock. As of December 31, 2001, we had approximately $84.6 million of cash, cash equivalents and short-term investments, including $2.2 million in restricted cash.

Cash provided by operating activities in 2001 was $12.2 million. Cash provided during this period resulted from net losses of $61.2 million being offset by depreciation and amortization, provision for doubtful accounts, reserve for sales returns, amortization of deferred stock compensation and warrants, amortization of goodwill and acquired intangibles, deferred taxes and other net changes in operating assets and liability accounts.

The cash used in investing activities of $32.7 million in 2001 was primarily the result of our purchase of $12.7 million in property and equipment and software licenses, the net purchases and sales of $12.0 million in short-term investments, $6.2 million for the purchase of intangible assets, and $2.5 million of payments for acquisition and restructuring and related impairment charges, which was offset by the $846,000 cash acquired from the Infotrust acquisition.

The cash provided by financing activities of $64.0 million in 2001 was primarily the result of net proceeds of $54.8 million from the secondary offering of common stock, $6.0 million in proceeds from the secured term note, $3.1 million of proceeds from debt financing of certain equipment, $2.0 million of proceeds from the issuance of common stock related to employee exercise of stock options and employee purchases of common stock, $1.7 million of net proceeds from our revolving line of credit, and $854,000 of proceeds from a capital lease. The increase in cash from these proceeds was reduced by payments made on the line of credit, as well as principal payments on notes payable and capital lease obligations of $4.5 million.

In September 2001, we amended our revolving credit facility of $15.0 million to a maximum principal amount of $14.0 million. The revolving credit facility is collateralized by all of our receivables and expires in March 2004. Borrowings under the revolving credit facility are limited to and shall not exceed 80% of qualified accounts as defined in the loan documents. Interest on the revolving credit facility is prime plus 1.5%. Interest is payable monthly in arrears on the first business day of the month. The revolving credit facility contains certain covenants, including minimum tangible net worth as defined in the loan documents, the generation of specified monthly net earnings before interest, depreciation and amortization, and minimum cash balances. Our current credit facility prohibits us from paying cash dividends without our lender's prior consent. As of December 31, 2001, we had outstanding borrowings on the revolving credit facility of $13.1 million.

In December 1999, we entered into a lease line of credit with a financial institution. This lease line of credit was specifically established to finance computer equipment purchases. The ability to borrow under the lease line of credit, which had a limit of $2.0 million, expired as scheduled in December 2000. Borrowings under the lease line of credit at December 31, 2001 totaled approximately $873,000 and are secured by the assets under lease. In accordance with the terms of the lease line of credit, the outstanding balance is being repaid in monthly installments of principal and interest through June 2003.

As of December 31, 2001, we have nine outstanding standby letters of credit in the aggregate amount of $2.2 million which serve as security deposits for our capital leases. We are required to maintain a cash balance equal to the outstanding letters of credit, which is classified as restricted cash on the balance sheet.

In June 2001, we completed a public offering of 5,520,000 shares of common stock, at a price of $9.25 per share, that raised approximately $47.6 million, net of underwriting discounts, commissions and other offering costs. In connection with the offering, an additional 480,000 shares of our common stock were sold by selling stockholders at $9.25 per share, for which we received no proceeds.

In July 2001, in connection with the exercise of the underwriters' over-allotment option relating to the June public offering, we sold 828,000 shares of common stock, at a price of $9.25 per share, that raised approximately $7.2 million, net of underwriting discounts, commissions and other offering costs. In connection with the exercise of the underwriters' over-allotment option, an additional 72,000 shares of our common stock were sold by selling stockholders at $9.25 per share, for which we received no proceeds.

In September 2001, we executed a Secured Term Note facility with a lending institution for $6.0 million. Monthly principal payments are due on the first of each month for $200,000. Additionally, the note bears interest at prime plus 1% and is payable monthly in arrears. The note contains certain covenants that the Company must adhere to during the terms of the agreement, including a minimum tangible net worth and cash balance. As of December 31, 2001, we had outstanding borrowings on the Secured Term Note facility of $5.4 million.

In November 2001, we entered into an agreement with an equipment financing company for $3.1 million, specifically to finance certain equipment. Principal and interest is payable and the note is due in November 2005. Interest accrues monthly at LIBOR rate plus 3.13%. As of December 31, 2001, there was approximately $3.1 million principal balance remaining on the note.

The following tables summarize the Company's contractual obligations and other commercial commitments:

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$ 8,884	$ 2,945	$ 5,939	—	—
Capital Lease Obligations	7,268	3,344	3,924	—	—
Operating Leases	36,221	8,846	18,351	$ 9,024	—
Total Contractual Obligations	$ 52,373	$ 15,135	$ 28,214	$ 9,024	—

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period			
		Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Lines of Credit	$ 14,018	$ 13,863	$ 155	—	—
Standby Letters of Credit	2,233	1,305	928	—	—
Total Commercial Commitments	$ 16,251	$ 15,168	$ 1,083	—	—

Based on the our current operating plan, we believe existing cash, cash equivalents and short-term investments balances, cash forecasted by management to be generated by operations and borrowings from existing credit facilities will be sufficient to meet our working capital and capital requirements for at least the next twelve months. However, if events or circumstances occur such that the we do not meet our operating plan as expected, we may be required to seek additional capital and/or to reduce certain discretionary spending, which could have a material adverse effect on our ability to achieve our intended business objectives. We may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any additional financing will be available on acceptable terms, if at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, Business Combinations ("Statement 141") and No. 142, Goodwill and Other Intangible Assets ("Statement 142"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be subject to annual impairment tests in accordance with Statements 141 and 142. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what effect, if any, applying those tests will have on the Company's financial position and results of operations. For the year ended December 31, 2001, we recognized $42.3 million of amortization expense related to goodwill and intangible assets with indefinite lives.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of January 1, 2002 and has not yet determined the effect, if any, the adoption of SFAS 144 will have on the results of operations and financial condition of the Company.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position, operating results, or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk due to changes in United States interest rates. This exposure is directly related to our normal operating and funding activities. Historically, and as of December 31, 2001, we have not used derivative instruments or engaged in hedging activities.

The interest rate on our $14.0 million revolving credit facility is prime plus 1.5%. The revolving credit facility expires in March 2004. As of December 31, 2001, we had outstanding borrowings on the revolving line of credit of $13.1 million.

In September 2001, we executed a Secured Term Note facility with a lending institution for $6.0 million. Monthly principal payments are due on the first of each month for $200,000. Additionally, the note bears interest at prime plus 1% and is payable monthly in arrears. The note contains certain covenants that we must adhere to during the terms of the agreement, including a minimum tangible net worth and cash balance. As of December 31, 2001 we had outstanding borrowings on the Secured Term Note of $5.4 million.

In November 2001, we entered into an agreement with an equipment financing company for $3.1 million, specifically to finance certain equipment. Principal and interest is payable and the note is due in November 2005. Interest accrues monthly at LIBOR rate plus 3.13%.

Changes in interest rates have no impact on our other debt as all of our other notes have fixed interest rates between 8% and 14%.

We manage interest rate risk by investing excess funds in cash equivalents and short-term investments bearing variable interest rates, which are tied to various market indices. As a result, we do not believe that near-term changes in interest rates will result in a material effect on our future earnings, fair values or cash flows.

Report of Independent Auditors

To the Board of Directors and Shareholders of the TriZetto Group, Inc.

We have audited the accompanying consolidated balance sheet of The TriZetto Group, Inc. and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 14. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The TriZetto Group, Inc. and subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst + Young LLP

Orange County, California
February 1, 2002

Report of Independent Accountants

To the Board of Directors and Stockholders of The TriZetto Group, Inc.

In our opinion, the consolidated balance sheet as of December 31, 2000 and the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2000 present fairly, in all material respects, the financial position, results of operations and cash flows of The TriZetto Group, Inc. and its subsidiaries at December 31, 2000 and for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in Item 14(a)(2) presents fairly, in all material respects, the information set forth therein for each of the two years in the period ended December 31, 2000 when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. We have not audited the consolidated financial statements and financial statement schedule of The TriZetto Group, Inc. and its subsidiaries for any period subsequent to December 31, 2000.

PricewaterhouseCoopers LLP

Orange County, California
February 21, 2001

Consolidated Balance Sheets

(in thousands)		2001		December 31, 2000
Assets				
Current assets:				
Cash and cash equivalents	$	67,341	$	23,865
Short-term investments		15,059		3,019
Restricted cash		2,233		1,500
Accounts receivable, less allowance for doubtful accounts of $6,236 and $1,220, respectively		32,223		18,102
Current portion of note receivable		113		2,263
Notes receivable from related parties		124		277
Prepaid expenses and other current assets		5,626		4,444
Income tax receivable		75		449
Deferred tax assets		6,738		—
Total current assets		129,532		53,919
Property and equipment, net		34,867		25,623
Capitalized software products, net		7,129		479
Long-term portion of note receivable from related party		—		25
Long-term portion of notes receivable		141		313
Goodwill and other intangible assets, net		211,702		281,607
Other assets		7,350		1,785
Total assets	$	390,721	$	363,751
Liabilities and Stockholders' Equity				
Current liabilities:				
Notes payable	$	2,945	$	343
Equipment lease and revolving lines of credit		13,863		12,089
Capital lease obligations		2,799		2,123
Accounts payable		8,109		9,502
Accrued liabilities		23,414		19,967
Accrued taxes payable		1,049		482
Deferred revenue		31,208		16,991
Other liabilities		—		263
Total current liabilities		83,387		61,760
Notes payable		5,939		264
Other long-term liabilities		1,040		1,146
Capital lease obligations		3,605		3,303
Equipment lease line of credit		155		873
Deferred revenue		1,889		1,834
Deferred taxes		13,751		25,141
Total liabilities		109,766		94,321
Commitments and contingencies (Note 8)				
Stockholders' equity:				
Preferred stock, $0.001 par value, shares authorized: 4,000 (5,000 authorized net of 1,000 designated as Series A Junior Participating Preferred); sharesissued and outstanding: zero in 2001 and 2000		—		—
Series A Junior Participating Preferred Stock: $0.001 par value; shares authorized 1,000: shares issued and outstanding: zero in 2001 and 2000		—		—
Common stock: $0.001 par value; Shares authorized: 95,000 Shares issued and outstanding: 45,299 in 2001 and 36,597 in 2000		45		35
Additional paid-in capital		397,740		330,061
Notes receivable from stockholders		(41)		(41)
Deferred stock compensation		(4,265)		(9,263)
Accumulated other comprehensive income		—		8
Accumulated deficit		(112,524)		(51,370)
Total stockholders' equity		280,955		269,430
Total liabilities and stockholders' equity	$	390,721	$	363,751

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)	For the Years Ended December 31, 2001	2000	1999
Revenue:			
Recurring revenue	$ 142,706	$ 61,811	$ 19,448
Non-recurring revenue	75,466	27,245	13,478
Total revenue	218,172	89,056	32,926
Cost of revenue:			
Recurring revenue(1)	103,854	54,929	17,350
Non-recurring revenue(2)	42,806	20,089	10,037
Total cost of revenue	146,660	75,018	27,387
Gross profit	71,512	14,038	5,539
Operating expenses:			
Research and development(3)	16,402	8,463	2,394
Selling, general and administrative(4)	51,938	34,144	9,366
Amortization of goodwill and acquired intangibles	69,076	18,622	783
Write-off of acquired in-process technology	—	1,426	1,407
Restructuring and related impairment charges	12,140	—	—
Total operating expenses	149,556	62,655	13,950
Loss from operations	(78,044)	(48,617)	(8,411)
Interest income	2,048	1,394	527
Interest expense	(1,333)	(883)	(256)
Loss before income taxes	(77,329)	(48,106)	(8,140)
Benefit from income taxes	(16,175)	(5,848)	(213)
Net loss	$ (61,154)	$ (42,258)	$ (7,927)
Net loss per share:			
Basic and diluted	$ (1.53)	$ (1.80)	$ (0.85)
Shares used in computing net loss per share:			
Basic and diluted	40,094	23,444	9,376

(1) Cost of recurring revenue includes $682, $528 and $294 of amortization of deferred stock compensation for the years ended December 31, 2001, 2000, and 1999, respectively.

(2) Cost of non-recurring revenue includes $553, $294 and $286 of amortization of deferred stock compensation for the years ended December 31, 2001, 2000, and 1999, respectively.

(3) Research and development includes $222, $69 and $23 of amortization of deferred stock compensation for the years ended December 31, 2001, 2000, and 1999, respectively.

(4) Selling, general and administrative includes $1,575, $1,043 and $454 of amortization of deferred stock compensation for the years ended December 31, 2001, 2000, and 1999, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss

(in thousands)	For the Years Ended December 31, 2001	2000	1999
Net loss	$ (61,154)	$ (42,258)	$ (7,927)
Other comprehensive income:			
Foreign currency translation (loss) gain	(8)	8	—
Comprehensive loss	$ (61,162)	$ (42,250)	$ (7,927)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Stockholders' Equity (Deficit)

(in thousands)

For the Years Ended December 31, 2001, 2000 and 1999

	Common Stock		Additional Paid-in Capital	Receivable From Stockholders	Notes Deferred Stock Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount						
Balance, December 31, 1998	9,217	$ 9	$ 940	$ (741)	$ (460)	$ —	$ (489)	$ (741)
Issuance of common stock to purchase Creative Business Solutions, Inc. and HealthWeb Systems, Ltd.	655	1	1,145	—	—	—	—	1,146
Issuance of common stock to purchase assets of Management & Technology Solutions, Inc.	60	—	140	—	—	—	—	140
Issuance of common stock for purchase of Novalis Corporation	549	1	8,999	—	—	—	—	9,000
Issuance of common stock for purchase of Finserv Health Care Systems, Inc.	49	—	1,499	—	—	—	—	1,499
Repurchase of common stock in exchange for notes receivable from stockholders	(563)	(1)	(3)	700	—	—	(696)	—
Deferred stock compensation related to employee stock options	—	—	6,383	—	(6,383)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	1,057	—	—	1,057
Stock compensation	—	—	53	—	—	—	—	53
Repurchase common stock	(6)	—	—	—	—	—	—	—
Exercise of common stock options and warrants	206	—	141	—	—	—	—	141
Issuance of common stock related to initial public offering, net of offering costs of $4,324	4,480	4	35,992	—	—	—	—	35,996
Conversion of preferred stock to common stock	6,276	6	10,926	—	—	—	—	10,932
Net loss	—	—	—	—	—	—	(7,927)	(7,927)
Balance, December 31, 1999	20,923	20	66,215	(41)	(5,786)	—	(9,112)	51,296
Issuance of common stock to purchase Healthcare Media Enterprises, Inc.	223	—	5,189	—	—	—	—	5,189
Issuance of common stock to purchase Erisco Managed Care Technologies, Inc.	12,143	12	192,911	—	—	—	—	192,923
Issuance of common stock to purchase Resource Information Management Systems, Inc	2,588	3	54,862	—	—	—	—	54,865
Issuance of common stock in exchange for services	4	—	99	—	—	—	—	99
Value of options assumed for Resource Information Management Systems, Inc. acquisition	—	—	4,718	—	—	—	—	4,718
Issuance of stock warrants	—	—	1,716	—	—	—	—	1,716
Cancellation of Novalis Corporation escrowed shares	(114)	—	(2,206)	—	—	—	—	(2,206)
Deferred stock compensation related to restricted stock grants	325	—	5,070	—	(5,070)	—	—	—
Deferred stock compensation related to employee stock options	—	—	341	—	(341)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	1,934	—	—	1,934
Exercise of common stock options	443	—	316	—	—	—	—	316
Employee purchase of common stock	62	—	830	—	—	—	—	830
Foreign currency translation gain	—	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	—	(42,258)	(42,258)
Balance, December 31, 2000	36,597	35	330,061	(41)	(9,263)	8	(51,370)	269,430
Issuance of common stock for Healthcare Media Enterprises, Inc.	56	—	(57)	—	—	—	—	(57)
Issuance of common stock for Resource Information Management Systems, Inc.	647	1	(1)	—	—	—	—	—
Issuance of common stock to purchase Infotrust Company	923	1	12,889	—	—	—	—	12,890
Issuance of common stock related to secondary offering, net of offering costs of $800	6,348	7	54,828	—	—	—	—	54,835
Deferred stock compensation related to stock grants	48	—	(1,966)	—	1,966	—	—	—
Amortization of deferred stock compensation	—	—	—	—	3,032	—	—	3,032
Exercise of common stock options	510	1	653	—	—	—	—	654
Employee purchase of common stock	170	—	1,333	—	—	—	—	1,333
Foreign currency translation loss	—	—	—	—	—	(8)	—	(8)
Net loss	—	—	—	—	—	—	(61,154)	(61,154)
Balance, December 31, 2001	45,299	$ 45	$ 397,740	$ (41)	$ (4,265)	$ —	$(112,524)	$ 280,955

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	For the Years Ended December 31, 2001	2000	1999
Cash Flows From Operating Activities:			
Net loss	$ (61,154)	$ (42,258)	$ (7,927)
Adjustments to reconcile net loss to net			
Cash provided by (used in) operating activities:			
Provision for doubtful accounts and sales returns	5,918	1,357	505
Common stock issued for services rendered	—	99	53
Amortization of deferred stock compensation	3,032	1,934	1,057
Amortization of deferred stock warrants	241	82	—
Write-off of acquired in-process technology	—	1,426	1,407
Forgiveness of employee notes receivable	30	29	32
Deferred taxes	(16,371)	(5,636)	(187)
Loss on disposal of property and equipment	1,312	234	—
Depreciation and amortization	8,771	5,262	1,633
Amortization of intangibles	69,076	18,622	783
Impairment of other assets	1,389	—	—
Impairment of goodwill and intangible assets	5,716	—	—
Changes in assets and liabilities (net of acquisitions):			
Restricted cash	(733)	(1,500)	—
Accounts receivable	(17,531)	(1,639)	(3,080)
Prepaid expenses and other current assets	(217)	(1,339)	(1,271)
Income tax receivable	—	(9)	(34)
Notes receivable	1,929	357	—
Accounts payable	(1,501)	3,700	1,364
Accrued liabilities	5,586	3,531	5,190
Deferred revenue	14,253	3,931	241
Deposits and other assets	(7,547)	(739)	(110)
Net cash provided by (used in) operating activities	12,199	(12,556)	(344)
Cash Flows From Investing Activities:			
Purchase and sale of short-term investments, net	(12,040)	4,168	(7,187)
Purchase of property and equipment and software licenses	(12,736)	(7,328)	(3,208)
Purchase of intangible assets	(6,241)	(2,206)	(2,630)
Net cash acquired in (paid for) acquisitions	846	27,392	(7,338)
Payments of acquisition-related expenses	(2,542)	(7,265)	(2,657)
Net cash (used in) provided by investing activities	(32,713)	14,761	(23,020)
Cash flows from financing activities:			
Proceeds from issuance of common stock, net	54,835	—	35,996
Proceeds from issuance of mandatorily redeemable convertible preferred stock, net	—	—	4,483
Proceeds from revolving line of credit, net	1,706	11,438	—
Proceeds from debt financing	3,120	—	—
Payments on notes payable	(1,020)	(9,689)	(1,275)
Proceeds from term note	6,000	4,000	—
Payments on term note	(600)	(4,000)	(265)
Proceeds from equipment line of credit	—	1,855	—
Payments on equipment line of credit	(651)	(565)	—
Proceeds from capital lease	854	—	—
Payments on capital leases	(2,233)	(1,382)	(448)
Repayment of notes receivable	—	—	30
Employee exercise of stock options and purchase of common stock	1,987	1,146	11
Net cash provided by financing activities	63,998	2,803	38,532
Net increase in cash and cash equivalents	43,484	5,008	15,168
Effect of exchange rate changes on cash and cash equivalents	(8)	8	—
Cash and cash equivalents at beginning of year	23,865	18,849	3,681
Cash and cash equivalents at end of year	$ 67,341	$ 23,865	$ 18,849

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Consolidated Financial Statements

NOTE 1

Formation and Business of the Company

The TriZetto Group, Inc. (the "Company"), was incorporated in the state of Delaware on May 27, 1997. The Company is a provider of remotely hosted software applications, both third-party packaged and proprietary software, and related services used primarily in the healthcare industry. The Company also develops and supports software products for the healthcare industry. Additionally, the Company offers an Internet browser application that serves as a portal for the exchange of healthcare information and services over the Internet. The Company provides access to its hosted solutions either through the Internet or through traditional networks. The Company markets and sells its software and services to customers primarily in the United States.

NOTE 2

Summary of Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Liquidity and capital resources

The Company has incurred net losses of $61.2 million and $42.3 million for the years ended December 31, 2001 and 2000, respectively, and has an accumulated deficit of $112.5 million at December 31, 2001. The Company has generated cash from operating activities of $12.2 million for the year ended December 31, 2001 and has used cash in operating activities of $12.6 million for the year ended December 31, 2000. The Company has funded its financial needs primarily through the net proceeds received through its initial public offering in 1999 and secondary offering in 2001, as well as other equity (Note 9), debt financings (Note 6) and during 2001, its cash flows from operating activities. Also, in connection with the Company's acquisition of Erisco Managed Care Technologies, Inc. in October 2000 (Note 12), the Company acquired a cash balance of approximately $32.0 million. The Company has total cash and cash equivalents, short-term investments, and restricted cash of $84.6 million and net working capital of $46.1 million at December 31, 2001. Based on the Company's current operating plan, management believes existing cash, cash equivalents and short-term investments balances, cash forecasted by management to be generated by operations and borrowings from existing credit facilities will be sufficient to meet the Company's working capital and capital requirements for at least the next twelve months. However, if events or circumstances occur such that the Company does not meet its operating plan as expected, the Company may be required to seek additional capital and/or to reduce certain discretionary spending, which could have a material adverse effect on the Company's ability to achieve its intended business objectives. The Company may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any additional financing will be available on acceptable terms, if at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited in demand and money market accounts in three financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company's accounts receivable are derived from revenue earned from customers located in the United States. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of individual accounts.

The following tables summarize the revenues and accounts receivable balances from customers in excess of 10% of total revenues and total accounts receivable balances, respectively:

	Years Ended December 31,		
	2001	2000	1999
Revenues:			
Company A	—	15%	—
Company B	—	15%	—
Company C	—	—	16%
Company D	—	—	19%
Company E	—	—	—
Company F	—	—	—

	December 31,		
	2001	2000	1999
Accounts Receivable:			
Company A	—	—	—
Company B	—	—	—
Company C	—	—	—
Company D	—	—	—
Company E	—	—	13%
Company F	—	10%	—

As of December 31, 2001, the Company had approximately $3.5 million in accounts receivable from Maxicare Health Plans, Inc. ("Maxicare"). In May 2001, Maxicare filed a Chapter 11 petition for relief under the federal Bankruptcy Code in the United States Bankruptcy Court for the Central District of California. As of December 31, 2001, the Company believes its allowance for doubtful accounts is adequate should the Maxicare receivable become fully uncollectible.

Fair Value of financial instruments

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligations approximates fair value.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include money market funds, commercial paper and various deposit accounts.

Short-term investments

Short-term investments include money market funds, commercial paper, and various deposit accounts. The Company has the ability to convert these investments to cash upon notice.

Property and equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives: computer equipment, equipment and software are depreciated over five to twenty years and furniture and fixtures are depreciated over seven years. Leasehold improvements are amortized over their estimated useful lives or the lease term, if shorter. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Goodwill and other intangible assets

Goodwill arising from the Company's acquisitions is being amortized on a straight-line basis over their estimated lives of three to seven years. Other intangible assets arising from the Company's acquisitions consist of acquired work force, customer lists, core technology, consulting contracts and trade names which are being amortized on a straight-line basis over their estimated useful lives of two to five years, respectively. Software technology rights are amortized on a straight-line basis over the lesser of the contract term or five years.

Long-lived assets

Long-lived assets and intangible assets, including enterprise level goodwill, are reviewed for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the asset's carrying amount to future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. The discount rate applied to these cash flows is based on a discount rate commensurate with the risks involved. No impairment has been indicated to date other than those disclosed in restructuring and related impairment charges (Note 13).

Revenue recognition

The Company has adopted the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition", which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in the financial statements filed with the SEC. The adoption of SAB 101 had no material impact on the financial statements.

The Company's revenue is classified into two categories: (i) recurring or multi-year contractually-based revenue and (ii) revenue generated from non-recurring agreements. Revenue is recognized when persuasive evidence of an arrangement exists, the product or service has been delivered, fees are fixed and determinable, collectibility is probable and when all other significant obligations have been fulfilled.

The Company generates recurring revenue from several sources, including the sale of maintenance and support on its software products, and from the hosting of application services. Recurring software maintenance revenue is typically based on one-year renewable contracts. Software maintenance and support revenues are recognized ratably over the contract period. Cash received in advance is recorded as deferred revenue. Recurring revenue from hosted solutions is subscription-based and billed monthly over a contract term of typically three to seven years. Many of the agreements associated with hosted solutions contain performance standards that require the Company to maintain a certain level of operating performance related to those hosted solutions. This performance is measured on a monthly basis by the Company prior to the recording of the hosted solutions revenues. Software license fees under arrangements where the Company hosts the software and the customer does not have the ability to take possession of the software during the hosting period, are recognized ratably over the hosting periods in accordance with EITF issue 00-3.

The Company generates non-recurring revenue from the licensing of its software. The Company follows the provisions of AICPA Statements of Position ("SOP") 97-2 "Software Revenue Recognition," SOP 98-4 "Deferral of the Effective Date of Certain Provisions of SOP 97-2", and SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect of Certain Transactions" as well as the tentative conclusions of EITF Issue 00-21, "Multiple Element Arrangements". Software license revenue is recognized upon the execution of a license agreement, upon deliverance, fees are fixed and determinable, collectibility is probable and when all other significant obligations have been fulfilled. For software license agreements in which customer acceptance is a condition of earning the license fees, revenue is not recognized until acceptance occurs. For arrangements containing multiple elements, such as software license fees, consulting services and maintenance, and where vendor-specific objective evidence ("VSOE") of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "residual method" prescribed by SOP 98-9. For arrangements in which VSOE does not exist for each element, including specified upgrades, revenue is deferred and not recognized until delivery of the element without VSOE has occurred. The Company also generates non-recurring revenue from consulting fees for implementation, installation, data conversion, and training related to the use of the Company's proprietary and third-party licensed products. The Company recognizes revenues for these services as they are performed, as they are principally contracted for on a time and material basis.

Research and development expense

Research and development expenses are salaries and related expenses associated with the development of software applications prior to establishment of technological feasibility and services and include compensation paid to engineering personnel and fees to outside contractors and consultants.

Software development costs

Software development costs for new software and for enhancements to existing software are expensed as incurred until the establishment of technological feasibility, and includes compensation paid to engineering personnel and fees to outside contractors and consultants. Software development costs incurred subsequent to the establishment of technological feasibility and prior to general release of the product are capitalized as capitalized software products and amortized to cost of revenues on a straight-line basis over the estimated useful life of the related products, generally five years. Amortization expense for the years ended December 31, 2001, 2000 and 1999 was $130,000, $9,000 and zero, respectively, and is included in cost of revenues.

Advertising costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2001, 2000, and 1999 was $3.4 million, $1.2 million and $668,000, respectively.

Income taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Computation of loss per share

Basic earnings per share ("EPS") is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Common shares issued in connection with business combinations, that are held in escrow, are excluded from the computation of basic EPS until the shares are released from escrow. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, shares held in escrow and other convertible securities. The following is a reconciliation of the numerator (net loss) and the denominator (number of shares) used in the basic and diluted EPS calculations (in thousands, except per share data):

	Years Ended December 31, 2001	2000	1999
Basic:			
Net loss	$ (61,154)	$ (42,258)	$ (7,927)
Weighted average common shares outstanding	40,094	23,444	9,376
Net loss per share	$ (1.53)	$ (1.80)	$ (0.85)
Diluted:			
Net loss	$ (61,154)	$ (42,258)	$ (7,927)
Weighted average common shares outstanding	40,094	23,444	9,376
Preferred stock	—	—	—
Options to purchase common stock	—	—	—
Common stock subject to repurchase	—	—	—
Warrants	—	—	—
Total weighted common stock and common stock equivalents	40,094	23,444	9,376
Net loss per share	$ (1.53)	$ (1.80)	$ (0.85)

Because their effects are anti-dilutive, diluted EPS excludes the following potential common shares:

	Years Ended December 31, 2001	2000	1999
Shares held in escrow	158	686	518
Options to purchase common stock	6,128	5,170	3,479
Unvested portion of restricted stock	241	325	—
Common stock subject to repurchase	—	—	1,698
Warrants	300	300	—
	6,827	6,481	5,695

Comprehensive income

The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components for general-purpose financial statements. Comprehensive income (loss) is defined as net income (loss) plus all revenues, expenses, gains and losses from non-owner sources that are excluded from net income (loss) in accordance with generally accepted accounting principles.

Reclassifications

Certain reclassifications, none of which affected net loss, have been made to prior year amounts to conform to current year presentation.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead SFAS will be subject to annual impairment tests in accordance with SFAS 141 and SFAS 142. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what effect, if any, applying those tests will have on the Company's financial position and results of operations. For the year ended December 31, 2001, the Company recognized $42.3 million of amortization expense related to goodwill and intangible assets with indefinite lives.

In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement 121, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of January 1, 2002 and has not yet determined the effect, if any, the adoption of SFAS 144 will have on the results of operations and financial condition of the Company.

NOTE 3

Property and Equipment

Property and equipment, net, consist of the following:

(in thousands)	December 31, 2001	2000
Property and equipment		
Computer equipment	$ 21,574	$ 16,198
Furniture and fixtures	5,507	4,197
Equipment	4,744	2,026
Software	11,759	6,331
Leasehold improvements	3,235	2,838
	46,819	31,590
Less: Accumulated depreciation	(11,952)	(5,967)
	$ 34,867	$ 25,623

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $8.0 million, $4.6 million and $1.1 million, respectively. Included in property and equipment at December 31, 2001 and December 31, 2000 is equipment acquired under capital leases totaling approximately $11.8 million and $10.0 million, respectively, and related accumulated depreciation of $4.0 million and $3.0 million, respectively. In connection with the Company's restructuring, the Company recognized an impairment of its property and equipment of $1.4 million for the year ended December 31, 2001.

NOTE 4

Goodwill and Other Intangible Assets

Goodwill and other intangible assets, net, consist of the following:

(in thousands)	December 31, 2001	2000
Intangible assets		
Goodwill	$ 170,013	$ 180,075
Acquired workforce	20,227	19,319
Customer lists	38,764	37,961
Core technology	52,994	52,713
Consulting contracts	125	—
Software licenses	3,188	2,947
Trade names	9,343	8,870
	294,654	301,885
Less: Accumulated amortization	(82,952)	(20,278)
	$ 211,702	$ 281,607

In connection with the Company's restructuring, the Company recognized an impairment of its goodwill relating to its acquisitions of Creative Business Solutions, Inc., Finserv Health Care Systems, Inc. and Healthcare Media Enterprises, Inc. of $5.7 million for the year ended December 31, 2001.

NOTE 5

Accrued Liabilities

Accrued liabilities consist of the following:

(in thousands)	Years Ended December 31, 2001	2000
Accrued Liabilities		
Accrued payroll and benefits	$ 13,328	8,779
Accrued professional fees	628	966
Accrued acquisition expenses	1,071	2,393
Restructuring and related impairment charges	3,601	—
Other	4,786	7,829
	$ 23,414	$ 19,967

NOTE 6

Notes Payable and Lines of Credit

In November 2001, the Company entered into an agreement with a financing company for $3.1 million, specifically to finance certain equipment. Principal and interest is payable monthly and the note is due in November 2005. Interest accrues monthly at LIBOR rate plus 3.13%. As of December 31, 2001, there was approximately $3.1 million principal balance remaining on the note.

In September 2001, the Company executed a Secured Term Note facility with a lending institution for $6.0 million. Monthly principal payments of $200,000 are due on the first of each month. Additionally, the note bears interest at prime plus 1% and is payable monthly in arrears. The note contains certain covenants that the Company must adhere to during the terms of the agreement, including a minimum tangible net worth and cash balance. As of December 31, 2001, there was approximately $5.4 million principal balance remaining on the note. The note matures in March 2004.

In March 2001 through August 2001, the Company entered into an agreement for premium insurance financing for a total of $778,000. The notes bear interest between 8.47% and 9.25% per annum and are due in February 2002. As of December 31, 2001, there was approximately $124,000 principal balance remaining on the notes.

In September 2000, the Company executed a Secured Term Note facility with a lending institution for a total available amount of $10.0 million. A total of $4.0 million was borrowed under a Secured Term Note. The Company subsequently paid the outstanding balance on its existing line of credit of $2.7 million from borrowings under the Secured Term Note. The Secured Term Note was due and repaid by the Company in October 2000, after the acquisition of Erisco was consummated.

In September 2000, the Company also entered into a Loan and Security Agreement and Revolving Credit Note with the same lender, providing for a revolving credit facility in the maximum principal amount of $15.0 million. The revolving credit facility became effective upon repayment of any outstanding balance on the Secured Term Note. In October and December 2000, the Loan and Security Agreement and Revolving Credit Note were amended to include Erisco and RIMS, respectively, as additional borrowers. The revolving credit facility is secured by all of the Company's receivables. In September 2001, the Revolving Credit Note and the Loan and Security Agreement were amended to provide for the maximum principal amount of $14.0 million and an expiration date of March 2004. As of December 31, 2001, the Company had available $0.9 million to draw on the Revolving Credit Note.

Borrowings under the revolving credit facility are limited to and shall not exceed 80% of qualified accounts as defined in the Loan and Security Agreement. Interest on the revolving credit facility is prime plus 1.5%. In addition, there is a monthly 0.0333% usage fee and a monthly 0.083% loan management fee. Interest is payable monthly in arrears on the first business day of the month. The revolving credit facility contains certain covenants that the Company must adhere to during the term of the agreement, including a tangible net worth, as defined, of at least $12.0 million and the generation of a minimum monthly net earnings before interest, depreciation and amortization and minimum cash balances and restrictions prohibiting the Company from paying any cash dividends without prior approval, as defined in the Loan and Security Agreement. As of December 31, 2001, the Company had outstanding borrowings on the revolving line of credit of $13.1 million.

In December 1999, the Company entered into a lease line of credit with a financial institution. This lease line of credit was specifically established to finance computer equipment purchases. The lease line of credit had a limit of $2.0 million and expired as scheduled in December 2000. Borrowings under the lease line of credit at December 31, 2001 totaled approximately $873,000 and are collateralized by the assets under lease. In accordance with the terms of the lease line of credit, the outstanding balance is being repaid in monthly installments of principal and interest through June 2003.

In January 1999, the Company entered into a financing agreement for $675,000 in order to acquire a software license. The non-interest bearing note (imputed interest rate of 7.80%) is due in sixty equal monthly installments but no later than December 31, 2003. Borrowings under the financing agreement are collateralized by the software that the Company purchased with the note proceeds. At December 31, 2001, there was approximately $259,000 principal balance remaining on the note.

In connection with the acquisition of Creative Business Solutions, Inc. and HealthWeb Systems, Ltd. in February 1999 (Note 12), the Company issued notes of $270,000. The notes bear interest at 8.00% per annum and the interest is payable annually in arrears. Fifty percent of the principal balance is payable on the first anniversary and fifty percent is payable on the second anniversary of the issue date. The debt was paid in full in February 2001.

In May 1999, the Company entered into a financing agreement for approximately $1.1 million. The amount is due in twelve equal monthly installments and bears interest at 10% per annum. Borrowings under the financing agreement are collateralized by the license that the Company purchased from the lender. The debt was paid in full in April 2000.

In March 1999, the Company entered into a revolving line of credit agreement with a financial institution. In October 1999, the Company entered into a subsequent agreement which increased the amount available under the line of credit. The line of credit has a total capacity of $3.0 million and expired in December 2001. Borrowings under the line of credit bear interest at prime plus 0.50% and are collateralized by corresponding cash balances on deposit classified as restricted cash on the balance sheet. Interest is payable monthly as it accrues. The line of credit agreement contains covenants that the Company must adhere to during the term of the agreement including restrictions on the payment of dividends. As of December 31, 2001, there were no outstanding borrowings on the line of credit.

The Company has outstanding nine standby letters of credit in the aggregate amount of $2.2 million which serve as security deposits for the Company's capital leases. The Company is required to maintain a cash balance equal to the outstanding letters of credit, which is classified as restricted cash on the balance sheet.

Notes payable and lines of credit consist of the following at December 31:

	Notes Payable		Lines of Credit	
	2001	2000	2001	2000
Revolving credit facility of $14.0 million, interest at prime plus 1.5% (6.25% at December 31, 2001), payable monthly in arrears	$ —	$ —	$ 13,145	$ 11,438
Equipment lease line of credit, secured by equipment, due in monthly installments through June 2003, with interest rates between 9.72% and 10.18%	—	—	873	1,524
Financing agreement, collateralized by software license purchased (imputed interest rate of 7.80%) due in equal monthly installments through January 2004	259	369	—	—
Related party note issued in connection with the acquisition of CBS and HealthWeb, repaid in February 2001, interest at 8%, payable annually in arrears	—	135	—	—
Note payable of $3.1 million issued for certain equipment due in monthly installments through November 2005, with interest at LIBOR rate plus 3.13% (2.28% LIBOR rate at December 31, 2001)	3,096	—	—	—
Notes payable of $778,000 issued for premium insurance financing, due in monthly installments through February 2002, with interest rates between 8.47% and 9.25%	124	—	—	—
Secured Term Note of $6.0 million, interest at prime plus 1%, (6.25% at December 31, 2001), payable monthly in arrears through March 2004	5,400	—	—	—
Other obligations due in monthly installments through October 2002, with interest rates up to prime plus 1.5% (6.25% at December 31, 2000)	5	103	—	—
Total notes payable and lines of credit	8,884	607	14,018	12,962
Less: Current portion	(2,945)	(343)	(13,863)	(12,089)
	$ 5,939	$ 264	$ 155	$ 873

Future principal payments of notes payable at December 31, 2001 are as follows:

For the Periods Ending December 31,	Notes Payable	Lines of Credit
2002	$ 2,945	$ 13,863
2003	2,842	155
2004	941	—
2005	2,156	—
2006	—	—
	8,884	14,018
Less: Current portion	(2,945)	(13,863)
	$ 5,939	$ 155

NOTE 7

Related Party Transactions

In September 1997, the Company entered into a $520,000 financing agreement, bearing interest at 9% and payable quarterly beginning January 1, 1998. A member of the Company's Board of Directors owns 50% of the financing company. The principal amount was originally due October 1, 2002. In connection with the financing agreement, the Company issued to the financing company warrants to purchase 162,595 shares of common stock with an exercise price of $0.80 per share (Note 9). In August 1999, the warrant to purchase 162,595 shares of common stock was exercised. The exercise price was applied to the principal under the financing agreement, reducing the principal amount by $130,000. In October 1999, the Company paid off the remaining principal balance of $390,000.

The Company has a note receivable from an officer of the Company. The note accrues interest at 6.5% per annum. The principal and accrued interest has been and will be forgiven annually over a four year period beginning April 30, 1999 provided the officer is an employee of the Company. In the event of termination of the officer's employment with the Company the note and accrued interest become due and payable immediately. The note receivable from related party was $25,000 and $50,000 at December 31, 2001 and 2000, respectively.

In June 1998 and October 1998, the Company issued full recourse promissory notes to certain officers for $200,000 and $500,000, respectively. The promissory notes were collateralized by 200,000 and 362,319 shares, respectively, of common stock, bore annual interest at 8% and were payable in 1999, or earlier upon employee termination. In May and June 1999, the Company repurchased the common stock in exchange for the notes.

In June 1999, the Company entered into an agreement with Garte & Associates, Inc. pursuant to which the Company would pay Garte & Associates, Inc. an investment banking fee for certain acquisitions. Harvey Garte, the Company's Vice President of Corporate Development, is the sole stockholder of Garte & Associates, Inc. In 1999, the Company paid a total of $256,000 to Garte & Associates, Inc. in connection with the Company's acquisitions of Novalis Corporation in November 1999 and Finserv Health Care Systems, Inc. in December 1999. In 2000, the Company paid or accrued a total of $615,000 to Garte & Associates, Inc. in connection with the Company's acquisitions of Healthcare Media Enterprises, Inc. in January 2000, Erisco Managed Care Technologies, Inc. in October 2000 and Resource Information Management Systems, Inc. in December 2000. In 2001, the Company paid a total of $262,170 in connection with the Company's acquisition of Infotrust Company in April 2001 and other special projects.

In November 1999, in connection with the acquisition of Novalis Corporation, the Company received notes receivable in the aggregate amount of $475,000 from the eight former stockholders of Novalis. The notes represent the former stockholders' agreement to repay all legal, financial and accounting fees and expenses incurred in connection with the acquisition. The notes accrue interest at 8.0% per annum and are payable one year from the date of acquisition, which has been extended by the Company. At December 31, 2001, the remaining balance of the notes receivable from related parties was $99,000.

In October 2000, in connection with the acquisition of Erisco Managed Care Technologies, Inc., the Company entered into a software license agreement with IMS Health Incorporated ("IMS Health") to which IMS will pay three annual installments of $1.0 million each for a total of $3.0 million. As of December 31, 2001, $2.0 million of cash payments have been received and $1.0 million and $167,000 was recognized as recurring revenue for the year ended December 31, 2001 and 2000, respectively. IMS Health has beneficial ownership of 12,142,857 shares of common stock representing approximately 27% of the shares of common stock outstanding of 45,299,061 as of December 31, 2001.

In December 2001, in connection with the acquisition of Resource Information Management Systems, Inc. ("RIMS"), the Company carried on a facility lease agreement with Mill Street Properties (the "Landlord") for the rental of the 500 Technology Drive, Naperville, IL facility for a future commitment of $3.1 million, of which monthly base rent, including utilities, is $82,403. As of December 31, 2001, the future commitment was $2.1 million scheduled to end on February 28, 2004. Thomas Heimsoth and Terry Kirch, co-founders of RIMS, are also co-owners of Mill Street Properties.

NOTE 8

Commitments and Contingencies

The Company leases office space and equipment under noncancelable operating and capital leases, respectively, with various expiration dates through 2009. Capital lease obligations are collateralized by the equipment subject to the leases. The Company is responsible for maintenance costs and property taxes on certain of the operating leases. Rent expense for the years ended December 31, 2001, 2000 and 1999 was $8.2 million, $4.0 million and $1.2 million, respectively. These amounts are net of sublease income of $172,000, $78,000 and $25,000, respectively.

Future minimum lease payments under noncancelable operating and capital leases at December 31, 2001 are as follows:

(in thousands)	For the Periods Ending December 31,	
	Capital Leases	Operating Leases
2002	$ 3,344	$ 8,846
2003	2,526	7,701
2004	1,239	5,872
2005	159	4,778
2006	—	2,989
Thereafter	—	6,035
Total minimum lease payments	7,268	$ 36,221
Less: Interest	(864)	
Less: Current portion	(2,799)	
	$ 3,605	

In December 2000, the Company received notice from a third party through its legal counsel, that the Company is allegedly infringing on the third party's trademark. No damages have been specified. The Company is unable to estimate the range of possible loss, if any, from this litigation, and no accrual for any loss related to this matter has been made in the consolidated financial statements.

In the opinion of management, the results of the above matters, individually or in the aggregate, are not expected to have a material effect on the Company's results of operations, financial condition or cash flows.

NOTE 9

Stockholders' Equity

Common stock

In October 1999, the Company completed its initial public offering of 4,480,000 shares of common stock, including 630,000 shares issued in connection with the exercise of the underwriters' over-allotment option, at a price of $9.00 per share, that raised approximately $36.0 million, net of underwriting discounts, commissions and other offering costs totaling approximately $4.3 million. In addition, in connection with the offering, 350,000 shares of common stock of the Company were sold by a selling stockholder at $9.00 per share, for which the Company received no proceeds. Upon the closing of the offering, all of the Company's mandatorily redeemable convertible preferred stock converted into approximately 6,276,000 shares of common stock.

In June 2001, the Company completed a secondary offering of 5,520,000 shares of common stock, at a price of $9.25 per share, that raised approximately $47.6 million, net of underwriting discounts, commissions and other offering costs. In connection with the offering, an additional 480,000 shares of common stock of the Company were sold by selling stockholders at $9.25 per share, for which the Company received no proceeds.

In July 2001, in connection with the exercise of the underwriters' over-allotment option relating to the secondary offering, the Company issued 828,000 shares of common stock, at a price of $9.25 per share, that raised approximately $7.2 million, net of underwriting discounts, commissions and other offering costs. In connection with the exercise of the underwriters' over-allotment option, an additional 72,000 shares of common stock of the Company were sold by selling stockholders at $9.25 per share, for which the Company received no proceeds.

At December 31, 2001, the Company had reserved approximately 8,973,000 shares of common stock for issuance upon exercise of stock options, warrants and for shares issuable under the Employee Stock Purchase Plan. Common stockholders are entitled to dividends as and when declared by the Board of Directors subject to the prior rights of preferred stockholders. The holders of each share of common stock are entitled to one vote.

Stock option plan

In May 1998, the Company adopted the 1998 Stock Option Plan (the "Plan") under which the Board of Directors may issue incentive and non-qualified stock options to employees, directors and consultants. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price. Options are to be granted at an exercise price not less than fair market value for incentive stock options or 85% of fair market value for non-qualified stock options. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise price of incentive stock options will not be less than 110% of fair market value. The options generally vest and become exercisable annually at a rate of 25% of the option grant over a four year period. The term of the options will be no longer than five years for incentive stock options for which the grantee owns greater than 10% of the voting power of all classes of stock and no longer than ten years for all other options.

On November 30, 2000, in connection with the Resource Information Management Systems, Inc. ("RIMS") acquisition (Note 12), the Company adopted the RIMS Stock Option Plan based primarily upon RIMS' existing non-statutory stock option plan. Unless previously terminated by the stockholders the Plan shall terminate at the close of business on January 1, 2009, and no options shall be granted under it thereafter. Such termination shall not affect any option previously granted. Upon a business combination by the Company with any corporation or other entity, the Company may provide written notice to optionees that options shall terminate on a date not less than 14 days after the date of such notice unless theretofore exercised. In connection with such notice, the Company may, in its discretion, accelerate or waive any deferred exercise period.

Activity under the two plans was as follows (in thousands, except per share data):

	Shares Available for Grant	Outstanding Options: Number of Shares	Exercise Price	Aggregate Price	Weighted Average Exercise Price
Balances, December 31, 1998	451	1,149	$0.25-$0.28	$ 295	$ 0.26
Additional options reserved	2,400	—			
Granted	(2,644)	2,644	0.25-29.75	16,318	6.17
Exercised	—	(60)	0.25	(15)	0.25
Cancelled	254	(254)	0.25-20.25	(261)	1.03
Balances, December 31, 1999	461	3,479	0.25-29.75	16,337	4.70
Additional options reserved	3,200	—			
Granted	(2,386)	2,386	12.68-63.25	47,735	20.00
Adopted and assumed	—	300	7.02	2,107	7.02
Exercised	—	(425)	0.25-14.50	(312)	0.73
Cancelled	570	(570)	0.25-57.50	(7,751)	13.58
Balances, December 31, 2000	1,845	5,170	0.25-63.25	58,116	11.24
Additional options reserved	1,800	—			
Granted	(2,345)	2,345	9.25-13.08	26,900	11.47
Exercised	—	(510)	0.25-6.50	(653)	1.28
Cancelled	877	(877)	0.25-57.50	(13,547)	15.45
Balances, December 31, 2001	2,177	6,128	$0.25-$63.25	$ 70,816	$ 11.56

The options outstanding and currently exercisable by exercise price at December 31, 2001 are as follows (in thousands, except per share data):

	Options Outstanding At December 31, 2001			Options Exercisable At December 31, 2001	
Range of Exercise Price	Number Outstanding as of 12/31/01	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable as of 12/31/01	Weighted Average Exercise Price
$ 0.25 – $ 2.60	1,173	6.96	$ 0.77	533	$ 0.56
6.50 – 6.50	235	7.64	6.50	106	6.50
7.02 – 7.02	300	7.99	7.02	300	7.02
9.25 – 12.59	1,908	9.37	11.22	—	—
12.69 – 15.25	2,022	8.74	14.59	484	14.74
17.81 – 20.25	288	8.07	19.87	140	20.05
28.75 – 38.98	94	8.05	35.55	28	35.07
57.50 – 63.25	108	8.13	58.57	19	57.50
	6,128	8.46	$ 11.56	1,610	$ 9.40

Stock-based compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock compensation plans been determined based on the fair value at the grant date for awards during the years ended December 31, 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Company's net loss would have been as follows (in thousands, except per share amounts):

	Years Ended December 31,		
	2001	2000	1999
Net loss, as reported	$ (61,154)	$ (42,258)	$ (7,927)
Net loss, pro forma	$ (69,474)	$ (48,340)	$ (8,695)
Net loss per share, as reported:			
Basic and diluted	$ (1.53)	$ (1.80)	$ (0.85)
Net loss per share, pro forma:			
Basic and diluted	$ (1.73)	$ (2.06)	$ (0.93)

Such pro forma disclosures may not be representative of future pro forma compensation cost because options vest over several years and additional grants are anticipated to be made each year.

At December 31, 2001, 2000, and 1999 options exercisable under the Plan were 1,610,493, 943,299 and 241,921, respectively. The weighted average fair values of options granted during 2001, 2000 and 1999 were $5.39, $9.31 and $6.45, respectively.

The fair value of each option granted prior to October 9, 1999, the date of the Company's initial public offering, was estimated on the date of grant using the minimum value method. Thereafter, the fair value of option grants were estimated using a Black-Scholes pricing model. The following weighted average assumptions were used in the estimations:

	Years Ended December 31,		
	2001	2000	1999
Expected volatility	50%	50%	221%
Risk-free interest rate	5.00%	6.00%	6.34%
Expected life	4 years	4 years	4 years
Expected dividends	—	—	—

Employee Stock Purchase Plan

In July 1999, the Board of Directors adopted the Employee Stock Purchase Plan ("Stock Purchase Plan"), which is intended to qualify under Section 423 of the Internal Revenue Code. A total of 600,000 shares of common stock have been reserved for issuance under the Stock Purchase Plan, of which 368,442 remain available for issuance at December 31, 2001. Employees are eligible to participate if they are employed for at least 20 hours per week and for more than five months in any calendar year and who have been employed for at least 90 days. Employees who own more than 5% of the Company's outstanding stock may not participate. The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee's compensation or $25,000.

The Stock Purchase Plan was implemented by six month offerings with purchases occurring at six month intervals commencing January 1, 2000. The purchase price of the common stock under the Stock Purchase Plan will be equal to 85% of the fair market value per share of common stock on either the start date of the offering period or on the purchase date, whichever is less. The Stock Purchase Plan will terminate in 2009, unless terminated sooner by the Board of Directors. Shares issued under the Stock Purchase Plan were 170,034 in 2001 at a weighted average purchase price of $7.84 per share.

Deferred stock compensation

The Company recorded deferred stock compensation related to stock options granted to employees where the exercise price is lower than the fair market value of the Company's common stock on the date of the grant. Total deferred compensation recorded for these options was zero, $341,000 and $6.4 million in 2001, 2000 and 1999, respectively. Additionally, the Company recorded deferred stock compensation in the amount of $164,000 related to the issuance of restricted stock to certain employees of one of its customers in May 2000, $4.9 million in connection with the acquisitions of Erisco and RIMS in October and December 2000, and $647,000 related to the issuance of restricted stock to certain employees in connection with performance bonuses in 2001, for a total of $5.7 million - see "Restricted Stock". The Company amortizes the deferred stock compensation charge over the vesting period of the underlying stock option or restricted stock award. Amortization of deferred stock compensation expense was $3.0 million, $1.9 million and $1.1 million in 2001, 2000 and 1999, respectively.

Warrants

In September 2000, the Company issued warrants to purchase 300,000 shares of the Company's common stock, at an exercise price of $13.50 per share and, in return, received warrants to purchase 100,000 shares of common stock of Maxicare Health Plans, Inc. at an exercise price of $1.50 per share, in connection with consummation of an Application Services Provider (hosted) agreement. The warrants were immediately exercisable upon issuance and expire in 2005. The values of the warrants issued and received were determined using a Black Scholes option pricing model with the following assumptions:

	Warrants Issued	Warrants Received
Term	5 years	5 years
Expected dividends	—	—
Exercise price	$ 13.50	$ 1.50
Grant date stock price	$ 12.06	$ 1.31
Expected volatility	50%	53%
Risk-free interest rate	5.91%	5.91%

The $1,716,000 net value of the warrants exchanged was being amortized on a straight-line basis over the agreement term as a reduction of recurring revenue. A total of $323,000 and $82,000 was charged against recurring revenue as of December 31, 2001 and 2000, respectively. It has been determined that the warrants no longer have value and, therefore, the net balance of $1,393,000 at December 31, 2001 was expensed as restructuring and related impairment charges.

As of December 31, 2001, the Company has reserved 300,000 shares of its common stock for the exercise of these warrants.

In connection with the October 1997 acquisition of Croghan & Associates, the Company issued a warrant to purchase 162,595 shares of the Company's common stock at an exercise price of $0.80 per share to replace an existing warrant to purchase Croghan & Associates stock. The value of the warrant determined using the Black Scholes model was not material. In August 1999, the warrant to purchase 162,595 shares of common stock was exercised.

Shareholder rights plan

In September 2000, the Company's Board of Directors adopted a shareholder rights plan. The plan provides for a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock, distributed to stockholders of record on or after October 19, 2000. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock (an "Acquiring Person") or announces a tender offer for 15% or more of the common stock. Each Right will entitle stockholders to buy one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company at an initial exercise price of $75 per Right, subject to adjustment from time to time. However, if any person becomes an Acquiring Person, each Right will then entitle its holder (other than the Acquiring Person) to purchase at the exercise price, common stock of the Company having a market value at that time of twice the Right's exercise price. If the Company is later acquired in a merger or similar transaction, all holders of Rights (other than the Acquiring Person) may, for $75.00, purchase shares of the acquiring corporation with a market value of $150.00. Rights held by the Acquiring Person will become void. The Rights Plan excludes from its operation IMS Health Incorporated (Note 12), and as a result, their holdings will not cause the Rights to become exercisable or nonredeemable or trigger the other features of the Rights. The Rights will expire on October 2, 2010, unless earlier redeemed by the Board at $0.001 per Right.

The holders of Series A Junior Participating Preferred Stock in preference to the holders of common stock, shall be entitled to receive, when, as and if declared by the Board of Directors, quarterly dividends payable in cash in an amount per share equal to 100 times the aggregate per share amount of all cash dividends or non-cash dividends other than a dividend payable in share of common stock.

Each share of Series A Junior Participating Preferred Stock shall entitle its holder to 100 votes.

Restricted stock

In May 2000, the Company issued 13,700 shares of restricted stock pursuant to restricted stock agreements with non-employees. Pursuant to the agreements, the Company shall cancel any unvested shares of common stock upon termination of services. Shares subject to the agreements vest over a four-year period, in equal annual installments, commencing on the first anniversary of the agreement date. The fair value of the restricted stock is determined based on a Black-Scholes pricing model at each reporting period. As of December 31, 2001, 2,125 shares vested and the Company cancelled 5,200 shares of unvested common stock upon termination of services. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.

In October 2000, in connection with the acquisition of Erisco Managed Care Technologies, Inc. ("Erisco"), the Company issued 231,404 shares of restricted stock to certain employees of Erisco. In addition, the Company recorded a $3.5 million charge to deferred stock compensation. Of the 231,404 shares, 115,702 of the shares subject to the agreement vest over a three-year period, in equal annual installments, commencing on the first anniversary of the agreement date, as long as the individual remains employed by the Company. The remaining 115,702 shares vest over a three-year period commencing on December 31, 2001 if certain revenue and operating income goals are achieved for the prior year. As of December 31, 2001, 77,135 shares had vested. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.

In December 2000, in connection with the acquisition of Resource Information Management Systems, Inc. ("RIMS"), the Company issued 82,553 shares of restricted stock to certain employees of RIMS. In addition, the Company recorded a $1.4 million charge to deferred stock compensation. Shares subject to the agreement vest over a three-year period, in equal annual installments, commencing on the first anniversary of the agreement date, as long as the individual remains employed by the Company. As of December 31, 2001, 26,863 shares vested and the Company cancelled 1,965 shares of unvested common stock upon termination of services. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.

In February 2001, in connection with performance bonuses, the Company issued 53,117 restricted shares of common stock to three employees. In addition, the Company recorded a $647,000 charge to deferred stock compensation. The shares subject to the agreement vest over a two-year period, in equal installments, commencing on December 31, 2001, as long as the individual remains employed by the Company. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.

NOTE 10

Income Taxes

The components of the benefit from income taxes are as following:

(in thousands)	2001	Years Ended December 31, 2000	1999
Current:			
Federal	$ 107	$ (242)	$ (48)
State	89	30	22
	196	(212)	(26)
Deferred:			
Federal	(14,152)	(4,989)	(164)
State	(2,219)	(647)	(23)
	(16,371)	(5,636)	(187)
Total tax benefit	$ (16,175)	$ (5,848)	$ (213)

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2001 and 2000, are as follows:

(in thousands)	December 31, 2001 Current	December 31, 2001 Long Term	December 31, 2000 Long Term
Deferred tax assets:			
Reserves and accruals	$ 6,299	$ —	$ 2,096
Deferred revenue	124	—	578
Other	315	—	—
Net operating losses and capital losses	—	16,428	16,246
Tax credits	—	2,625	36
Deferred tax assets	6,738	19,053	18,956
Valuation allowance	—	—	—
Deferred tax assets	6,738	19,053	18,956
Deferred tax liabilities:	—	—	—
Leases	—	(13)	(554)
Depreciation	—	(628)	(461)
Acquired intangible assets	—	(32,163)	(43,082)
Deferred tax liabilities	—	(32,804)	(44,097)
Valuation allowance	—	—	—
Net deferred tax assets (liabilities)	$ 6,738	$ (13,751)	$ (25,141)

The Company's effective tax rate differs from the statutory rate as shown in the following schedule:

(in thousands)	2001	Years Ended December 31, 2000	1999
Tax benefit at federal statutory rate	$ (26,290)	$ (16,356)	$ (2,768)
State income taxes, net of federal benefit	(1,529)	(2,405)	(385)
Increase in valuation allowance	—	7,343	1,408
Intangible asset amortization	10,190	3,434	699
Goodwill impairment	1,824	—	—
Amortization of deferred stock compensation	1,637	657	412
Write off of acquired in-process technology	—	485	478
Tax credits	(1,740)	—	—
Nondeductible items and other	(267)	994	(57)
	$ (16,175)	$ (5,848)	$ (213)

Tax loss and tax credit carryforwards at December 31, 2001 are approximately $41.2 million and $2.6 million, respectively, for federal purposes. The federal loss carryforward will start to expire in the year ending 2019. The federal tax credit carryforward will start to expire in 2015. The ownership change provisions of the Internal Revenue Code of 1986 limit the availability of a portion of the net operating loss and tax credit carryforward. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

NOTE 11

Employee Benefit Plan

In January 1998, the Company adopted a defined contribution plan (the "401k Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986. Eligible employees may make voluntary contributions to the 401k Plan of up to 15% of their annual compensation, not to exceed the statutory amount, and the Company may make matching contributions. The Company has made no contributions since the 401k Plan's inception.

NOTE 12

Acquisitions

Creative Business Solutions, Inc.

In February 1999, the Company acquired all of the outstanding shares of Creative Business Solutions, Inc. ("Creative Business Solutions"), an Internet solutions development company specializing in the integration of healthcare information technology and contract programming solutions, and its majority owned subsidiary, HealthWeb Systems, Ltd. ("HealthWeb"), an Internet software and portal development company specializing in customized healthcare applications. The Company also acquired the remaining minority interest in HealthWeb. The acquisitions were accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date.

The purchase price of approximately $3.3 million consisted of approximately $1.4 million in cash, 655,000 shares of common stock, notes payable of $270,000, assumed liabilities of $527,000 and acquisition costs of approximately $100,000. Included in the 655,000 shares of common stock issued in the acquisition were 131,000 shares held in escrow to secure indemnification obligations of the Creative Business Solutions and HealthWeb shareholders to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement. Such shares were released from escrow in February 2001. The fair value of the 655,000 shares of common stock issued in the acquisition was determined to be $1.1 million. The excess of the purchase price over the fair market value of the net tangible assets acquired aggregated approximately $2.5 million, of which $484,000 was allocated to acquired in-process technology and $2.1 million was allocated to goodwill, acquired workforce and customer list. An independent valuation was performed to determine the fair value of the identifiable intangible assets, including the portion of the purchase price attributed to the acquired in-process technology. At the date of acquisition, the Company determined the technological feasibility of HealthWeb's product was not established, and accordingly, wrote off the corresponding amount based on the percentage of completion at the acquisition date to acquired in-process technology. Approximately $650,000 in research and development had been spent by HealthWeb up to the date of the acquisition in an effort to develop the technology to produce a commercially viable product and to develop future releases with additional functionality, and the Company expected to introduce the final product by the end of 1999. The actual expense associated with the research and development of the HealthWeb product from the date of the acquisition through the end of 1999, when the product was released, was approximately $936,000.

In December 2001, the net balance for goodwill and other intangible assets of $1.0 million was expensed as restructuring and related impairment charges (Note 13).

Management and Technology Solutions, Inc.

In April 1999, the Company acquired certain assets and liabilities from Management and Technology Solutions, Inc. ("MTS") in exchange for 60,000 shares of common stock. The acquisition was accounted for as a purchase. The assets included property and equipment, intellectual property, trademarks and licenses, and computer software and software licenses. As part of this transaction, the Company assumed liabilities consisting of lease obligations, a note payable and certain other accrued liabilities.

Novalis Corporation

In November 1999, the Company acquired all the outstanding shares of the Novalis Corporation ("Novalis"). The purchase price of approximately $18.2 million consisted of cash in the amount of approximately $5.0 million, 549,786 shares of common stock with a value of $16.37 per share, assumed liabilities of $1.9 million and acquisition costs of approximately $2.3 million. Of the 549,786 shares of common stock which have been issued in connection with this acquisition, 366,524 shares of the common stock were held in escrow until November 2000, to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement. At the expiration of the escrow period, 114,223 of the shares were returned to the Company and cancelled to satisfy a receivable from a former Novalis customer, and the balance of the escrow shares were released to the sellers.

The acquisition of Novalis was accounted for using the purchase method of accounting. The excess of the purchase price over the estimated fair values of the assets purchased and liabilities assumed was $13.2 million, of which $923,000 was allocated to acquired in-process technology, and was written off in the year ended December 31, 1999, and $12.3 million was allocated to goodwill and intangible assets consisting of assembled workforce, core technology and customer lists. As of the acquisition date, Novalis was developing several enhancements to its proprietary software products which include claims processing, data warehouse, medical management, credentialing and data processing softwares. At the date of the acquisition, the Company determined the technological feasibility of these product enhancements was not established and there was no alternative use and accordingly, wrote off the corresponding amount based on the percentage of completion at the acquisition date to acquired in-process technology. Approximately $535,000 in research and development had been spent by Novalis up to the date of the acquisition in an effort to develop the next releases of the in-process and core technology. The future research and development expense associated with the in-process and core technology was estimated to be approximately $490,000. The in-process and core technology was scheduled to be released by June 30, 2000. The actual expense associated with the research and development of the next releases of these products was approximately $486,000 and the various product release dates ranged between March 1, 2000 and May 31, 2000.

Finserv Health Care Systems, Inc.

In December 1999, the Company acquired all of the outstanding shares of Finserv Health Care Systems, Inc. ("Finserv"). Finserv is a billing and accounts receivable management company focusing on the outpatient sector of the healthcare industry. The purchase price of approximately $5.8 million consisted of cash in the amount of approximately $1.8 million, 48,998 shares of common stock with a value of $30.61 per share, assumed liabilities of $1.5 million, and acquisition costs of approximately $1.0 million. The agreement also provides that an additional amount of shares, up to $750,000 in common shares (the "earnout consideration"), may be issued to the Finserv selling securityholders if certain milestones are achieved in the amount of up to $375,000 for each of the years ending December 31, 2000 and 2001. The milestones were not achieved in either 2000 or 2001. As a result, no milestone payments will be required by the Company. Of the 48,998 shares of common stock which have been issued in connection with this acquisition, 20,000 shares of common stock are held in escrow to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement.

The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values on the acquisition date. The excess of the purchase price over the estimated fair value of the assets purchased and liabilities assumed was $4.7 million and was allocated to goodwill.

In December 2001, the net balance for goodwill of $2.8 million was expensed as restructuring and related impairment charges (Note 13).

Healthcare Media Enterprises, Inc.

In January 2000, the Company acquired all of the outstanding shares of Healthcare Media Enterprises, Inc. ("HME"). HME's primary business focus is on software development, especially relating to the Internet, web design, and business to business portals. The purchase price of approximately $7.0 million consisted of cash in the amount of approximately $1.4 million, 87,604 shares of common stock with a value of $38.66 per share, assumed liabilities of $191,000 and acquisition costs of approximately $266,000. In December 2000, an additional 91,954 contingent shares of common stock with a value of $17.04 were issued upon the achievement of certain milestones in accordance with the original purchase agreement which resulted in an increase to goodwill of approximately $1.6 million. An additional 44,047 contingent shares of common stock were issued in accordance with a market value guarantee which did not effect the purchase price or goodwill. In January 2001, an additional 11,687 contingent shares of common stock with a value of $16.06 were issued in accordance with certain revenue commitment guarantees in the original purchase agreement which resulted in an increase to goodwill of approximately $188,000. In December 2001, an additional 43,802 contingent shares of common stock were issued in accordance with a market guarantee which and no effect on the purchase price or goodwill. Of the 87,604 shares of common stock which were issued in connection with this acquisition, 17,472 shares of common stock were held in escrow to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement, until they were released to the seller in January 2001.

The acquisition of HME was accounted for using the purchase method of accounting. The excess of the purchase price over the fair market value of the assets purchased and liabilities assumed was $6.6 million, of which $536,000 was allocated to acquired in-process technology, based upon an independent appraisal, and was expensed in January 2000, and $6.1 million was allocated to goodwill and intangible assets consisting of assembled workforce, core technology and customer lists. As of the acquisition date, HME was developing several enhancements to its proprietary software products for which technological feasibility had not been established and for which there were no alternative uses. Accordingly, the Company expensed the portion of the consideration allocated to in-process technology. Approximately $1.4 million in research and development had been spent up to the date of the acquisition in an effort to develop the next releases of the in-process technology. The future research and development expense associated with the in-process technology was estimated to be approximately $350,000, and the in-process technology was scheduled to be released by September 2000. Since the date of acquisition, the Company has decided to postpone the release of the in-process technology, and has incurred no further research and development expense related to the product.

In valuing HME's developed, in-process and core technologies, the Company utilized the discounted cash flows method. The discounted cash flows method includes an analysis of the completion costs, cash flows and risks associated with achieving such cash flows. This income stream was tax effected and discounted to its present value to estimate the value of the core and in-process technologies. For purposes of this analysis, the Company used 20% and 25% discount rates for the core and in-process technologies, respectively. These discount rates are consistent with the risks inherent in achieving the projected cash flows. The amount allocated to in-process technology was determined by establishing the stage of completion of the in-process research and development project at the date of acquisition.

In December 2001, the net balance for goodwill and other intangibles of $1.9 million were expensed as restructuring and related impairment charges (Note 13).

Erisco Managed Care Technologies, Inc.

In May 2000, the Company entered into an Agreement and Plan of Reorganization with Elbejay Acquisition Corp. ("Elbejay") a wholly owned subsidiary of the Company, IMS Health Incorporated ("IMS HEALTH"), and Erisco Managed Care Technologies, Inc. ("Erisco") pursuant to which Elbejay would merge with and into Erisco resulting in Erisco becoming a wholly owned subsidiary of the Company. In October 2000, the Company consummated the transaction, and Erisco became a wholly owned subsidiary of the Company. Erisco is a leading provider of software to the managed care industry. The purchase price of approximately $228.4 million consisted of 12,142,857 shares of common stock with a value of $15.89 per share, assumed liabilities of $30.0 million, which includes $14.2 million of deferred tax liability resulting from the difference between the book and tax basis of the intangible assets arising as a result of the acquisition and acquisition costs of approximately $5.5 million. In addition, the Company issued 231,404 shares of restricted stock to certain Erisco employees.

The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair market values on the acquisition date. The excess of the purchase price over the estimated fair market value of the assets purchased and liabilities assumed was $187.8 million and was allocated to goodwill and intangible assets consisting of assembled workforce, core technology, trademarks and customer lists.

Resource Information Management Systems, Inc.

In December 2000, the Company acquired all of the issued and outstanding capital stock of Resource Information Management Systems, Inc., an Illinois corporation ("RIMS"), in accordance with the terms and conditions of the Agreement and Plan of Merger, dated as of November 2, 2000 (the "Merger Agreement") by and among TriZetto, Cidadaw Acquisition Corp., a Delaware corporation and wholly owned subsidiary of TriZetto, RIMS, the shareholders of RIMS, and Terry L. Kirch and Thomas H. Heimsoth, and the First Amendment to Agreement and Plan of Merger, dated as of December 1, 2000 (the "First Amendment"), by and among TriZetto, Cidadaw Acquisition Corp., RIMS, the shareholders of RIMS, and Terry L. Kirch and Thomas H. Heimsoth. The acquisition was effected by a merger (the "Merger") of Cidadaw Acquisition Corp. with and into RIMS, with RIMS surviving the merger as a wholly owned subsidiary of TriZetto.

The purchase price of approximately $96.8 million consisted of cash in the amount of $3.0 million, 2,588,427 shares of common stock with a value of $21.20 per share, the fair value of approximately 300,000 fully vested options assumed of $4.7 million, assumed liabilities of $32.8 million, which includes $13.7 million of deferred tax liability resulting from the difference between the book and tax basis of the intangible assets arising as a result of the acquisition and acquisition costs of approximately $1.4 million. In addition, the Company issued 82,553 shares of restricted stock to certain RIMS employees. Of the 2,588,427 shares of common stock which were issued in connection with this Merger, 517,685 shares of common stock were held in escrow to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement, until they were released to the seller in December 2001.

According to the terms and conditions of the Merger Agreement, the shares issued to effect the Merger are subject to lock-up restrictions such that 50% of the shares are released on the one-year anniversary of the Merger and 12.5% of the shares are released on the 15-month, 18-month, 21-month and two year anniversaries of the Merger. If the average closing price of the Company's common stock for the five trading days proceeding a lock-up release date is less than $17.50, the Company shall issue an additional number of the Company's common stock such that the total number of shares eligible for sale on the lock-up release date (including shares sold prior to such date) has a value equal to $45,297,466.10 multiplied by the aggregate percentage of shares of the Company's common stock released as of such date, provided, however, that the Company in no event, shall be required to issue more than 647,107 additional shares. In December 2001, an additional 647,107 contingent shares of common stock were issued in accordance with the market guarantee which had no effect on the purchase price or goodwill.

The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair market values on the acquisition date. The excess of the purchase price over the estimated fair market value of the assets purchased and liabilities assumed was $83.7 million, of which $890,000 was allocated to acquired in-process technology and was expensed in December 2000, and an estimated $82.8 million was allocated to goodwill and intangible assets consisting of assembled workforce, core technology and customer lists.

In valuing RIMS' developed, in-process and core technologies, the Company utilized the discounted cash flows method. The discounted cash flows method includes an analysis of the completion costs, cash flows and risks associated with achieving such cash flows. This income stream was tax effected and discounted to its present value to estimate the value of the cored and in-process technologies. For purposes of this analysis, the Company used 20% and 25% discount rates for the core and in-process technologies, respectively. These discount rates are consistent with the risks inherent in achieving the projected cash flows. The amount allocated to in-process technology was determined by establishing the stage of completion of the in-process research and development project as of the date of acquisition.

Infotrust Company

In April 2001, the Company acquired all of the issued and outstanding shares of Infotrust Company ("Infotrust") from Trustco Holdings, Inc. Infotrust serves healthcare payers, providing hosted applications services and outsourcing of essential administrative processes. The purchase price of approximately $15.4 million consisted of 923,077 shares of common stock with a value of $13.96 per share, assumed liabilities of $1.9 million, which includes $1.6 million of deferred tax liability resulting from the difference between the book and tax basis of the intangible assets arising as a result of the acquisition, and acquisition costs of $647,000. Of the 923,077 shares of common stock which have been issued in connection with this acquisition, 138,462 shares of the common stock are held in escrow to indemnify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement, and are scheduled to be released in April 2002.

The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair market values on the acquisition date. The excess of the purchase price over the estimated fair market value of the assets purchased and liabilities assumed was $8.4 million and was allocated to goodwill and intangible assets consisting of assembled workforce, core technology, customer lists, consulting contracts and trademarks.

The purchase price allocations were based on the estimated fair value of the assets, on the date of purchases as follows (in thousands):

	Creative Business Solutions	Novalis	Finserv	Hme	Erisco	Rims	Infotrust
Total current assets	$ 596	$ 2,612	$ 827	$ 336	$ 36,040	$ 7,048	$ 3,285
Property, Plant, equipment and other noncurrent assets	175	2,434	276	88	4,523	6,100	3,725
Goodwill	1,338	2,807	4,666	5,350	129,240	33,554	4,413
Other intangible assets	726	9,427	—	686	58,570	49,210	4,002
Acquired in-process technology	484	923	—	536	—	890	—
Total purchase price	$ 3,319	$ 18,203	$ 5,769	$ 6,996	$ 228,373	$ 96,802	$ 15,425

The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisitions of Erisco, RIMS and Infotrust occurred on January 1, 2000, including giving effect of amortization of goodwill and other intangibles and the write-off of acquired technology (in thousands):

	Years Ended December 31, 2001	2000
Net revenue	$ 223,312	$ 175,038
Net loss	$ (61,202)	$ (86,217)
Net loss per share	$ (1.49)	$ (2.50)

The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the acquisitions of Creative Business Solutions, Novalis, Finserv, HME, Erisco, and RIMS occurred on January 1, 1999, including giving effect of amortization of goodwill and other intangibles and the write-off of acquired in-process technology (in thousands):

	Years Ended December 31, 2000	1999
Net revenue	$ 162,233	$ 151,846
Net loss	$ (82,390)	$ (62,054)

NOTE 13

Restructuring and Related Impairment Charges

In December 2001, the Company initiated a number of restructuring actions focused on eliminating redundancies, streamlining operations and improving overall financial results. These initiatives include workforce reductions, office closures, and business line simplifications and related asset write-offs.

In December 2001, the Company announced a planned workforce reduction in Los Angeles, California; Novato, California; Baltimore, Maryland; Little Rock, Arkansas; Provo, Utah; Salt Lake City, Utah; Westmont, Illinois; Albany, New York; Glastonbury, Connecticut; and Trivandrum, India. Severance and other costs related to this workforce reduction totaled $1.7 million of which $1.0 million was included in restructuring and related impairment charges in 2001 and $745,000 will be charged to restructuring and related impairment charges in 2002. The $745,000 of severance and other costs that will be charged to expense in 2002 is made up of $149,000, $35,000, and $561,000 occurring in the first quarter, second quarter and third quarter, respectively. Such workforce reductions are expected to be completed by the end of third quarter 2002. When these reductions have been completed, the Company will have 168 fewer employees.

Facility closures include the closure of the Novato, California; Birmingham, Alabama; Provo, Utah; Salt Lake City, Utah; Westmont, Illinois; Naperville, Illinois; Louisville, Kentucky; and Trivandrum, India. These closures are expected to be completed during the first quarter of 2002.

The following table summarizes the activities in the Company's restructuring reserves (amounts in thousands):

	Costs for Terminated Employees	Facility Closures	Total
Restructuring charges	$ 959	$ 2,419	$ 3,378
Cash payments	(91)	—	(91)
Accrued restructuring charges	$ 868	$ 2,419	$ 3,287

In addition to the workforce reductions and facility closures described above, the Company has undertaken business line simplifications and related asset write-offs. Specifically, the Company has discontinued certain website and software development activities and its hospital billing and accounts receivable business line and written off the assets associated with these activities. The Company has also written off assets associated with the closure of facilities. The following table summarizes the Company's write-off of assets (amounts in thousands):

	Accounts Receivable	Property and Equipment, net	Goodwill	Other Assets	Total
Business line simplifications	$ 302	$ 933	$ 5,716	$ 1,389	$ 8,340
Office closures	—	422	—	—	422
Total	$ 302	$ 1,355	$ 5,716	$ 1,389	$ 8,762

NOTE 14

Supplemental Cash Flow Disclosures

(in thousands)

	For the Years Ended December 31, 2001	2000	1999
Supplemental disclosures for cash flow information			
Cash paid for interest	$ 1,351	$ 903	$ 120
Cash paid for income taxes	292	62	42
Noncash investing and financing activities			
Assets acquired through capital lease	2,734	3,235	3,550
Assets acquired through debt financing	778	—	—
Deferred stock compensation	(1,966)	5,411	6,383
Issuance of notes payable to acquire software and software licenses	—	—	1,690
Common stock issued for acquisition of Creative Business Solutions, Inc.	—	—	1,146
Notes payable issued for Creative Business Solutions, Inc.	—	—	270
Repurchase of shares in exchange for stockholder notes receivable	—	—	700
Cancellation of Novalis escrowed shares for payment of notes receivable	—	2,206	—
Common stock issued to purchase assets of Management and Technology Solutions, Inc.	—	—	140
Exercise of common stock warrants	—	—	130
Common stock issued for acquisition of Novalis Corporation	—	—	8,999
Common stock issued for acquisition of Finserv Healthcare Systems, Inc.	—	—	1,499
Issuance of common stock warrants	—	1,716	—
Common stock issued for acquisition of Healthcare Media Enterprises, Inc.	188	5,189	—
Common stock issued for acquisition of Erisco Managed Technologies, Inc.	—	192,923	—
Common stock issued for acquisition of Resource Information Management Systems, Inc.	—	54,864	—
Options assumed for acquisition of Resource Management Information Systems, Inc.	—	4,718	—
Common stock issued for acquisition of InfoTrust Company	12,890	—	—

NOTE 15

Segment Information

The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires enterprises to report information about operating segments in annual financial statements and selected information about reportable segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

The Company operates in two reportable segments: recurring or multi-year contractually based revenue, and revenue generated via non-recurring agreements. The Company's chief operating decision makers evaluate performance and allocate resources based on gross margin for these segments. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The Company's reportable segments are organized primarily by the nature of services provided. The reportable segments are managed separately because of the difference in marketing strategies, customer base and client approach. Financial information about segments is reported in the consolidated statements of operations. The Company does not identify assets by business segments.

The Company's assets are all located in the United States, and all sales were to customers located in the United States.

Recurring and non-recurring revenues by type of similar products and services are as follows (in thousands):

(in thousands)	For the Years Ended December 31, 2001	2000	1999
Hosted revenue	$ 98,295	$ 54,596	$ 19,448
Software maintenance and annual license agreement revenue	44,411	7,215	—
Recurring revenue	142,706	61,811	19,448
Consulting revenue	41,726	26,051	13,478
Software license revenue	33,740	1,194	—
Non-recurring revenue	75,466	27,245	13,478
Total revenue	$ 218,172	$ 89,056	$ 32,926

NOTE 16

Quarterly Financial Data (Unaudited)

	Net Revenue	Gross Profit	Net Loss	Basic and Diluted Loss Per Share
Fiscal Year 2001				
First Quarter	$ 46,039	$ 12,112	$ (17,934)	$ (0.50)
Second Quarter	53,319	17,112	(14,981)	(0.40)
Third Quarter	57,216	19,424	(11,604)	(0.27)
Fourth Quarter	61,598	22,864	(16,635)	(0.38)
Fiscal Year 2000				
First Quarter	17,717	2,280	(7,881)	(0.42)
Second Quarter	17,759	2,427	(8,649)	(0.43)
Third Quarter (Restated)	19,026	2,391	(8,054)	(0.39)
Fourth Quarter (Restated)	34,554	6,939	(17,674)	(0.52)

The consolidated statements of operations for the three months ended September 30, 2000, have been restated. As a result of the revision, revenue was reduced by $381,000 for the period to defer additional revenue erroneously recognized on a software sales contract and selling, general and administrative expense was reduced $26,000 for the period to correct the recognition of the amortization of additional cost associated with an acquisition. The net result was an increase to net loss and net loss per share of $355,000 and $0.02, respectively, for the period. For the three months ended December 31, 2000, revenue was increased by $381,000 and selling, general and administrative expense was decreased by $26,000 resulting in a net decrease to net loss and net loss per share of $355,000 and $0.01, respectively. There was no effect on the year ended December 31, 2000, as a result of the revision.

Market for Common Equity and Related Stockholder Matters

The following table shows the high and low sales prices of our common stock as reported on the Nasdaq National Market for the periods indicated:

Quarters Ended	High	Low
December 31, 2001	$ 13.70	$ 7.50
September 30, 2001	$ 13.51	$ 6.40
June 30, 2001	$ 15.13	$ 8.53
March 31, 2001	$ 16.75	$ 9.38
December 31, 2000	$ 23.94	$ 13.13
September 30, 2000	$ 19.73	$ 8.75
June 30, 2000	$ 35.75	$ 10.06
March 31, 2000	$ 91.25	$ 27.00

As of February 7, 2002, there were 163 holders of record based on the records of our transfer agent which do not include beneficial owners of common stock whose shares are held in the names of various securities brokers, dealers and registered clearing agencies.

We have never paid cash dividends on our common stock. We currently anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends by us is restricted by our current bank credit facilities, which contain restrictions prohibiting us from paying any cash dividends without the bank's prior approval.

Corporate Information

Executive Officers and Key Employees

Jeffrey H. Margolis
Chairman and Chief Executive Officer

Anthony Bellomo
Executive Vice President and Division President, HealtheWare

John Kao
Executive Vice President and Chief Revenue Officer

Daniel J. Spirek
Executive Vice President and Division President, Business Solutions

Lawrence Bridge
Senior Vice President and General Manager, Payer Services

Debra A. Brighton
Vice President, Business Integration

Anna Marie Dunlap
Vice President, Investor Relations and Corporate Communications

Laura B. Fitzgerald
Vice President, Marketing

Richard M. Fitzgerald
Senior Vice President and General Manager, Business Administration Software

Craig H. Foster
Vice President, Human Resources

Harvey Garte
Vice President, Corporate Development

Stewart H. Gleischman
Vice President, Business Development

Gail Knopf
Senior Vice President and General Manager, HealthWeb

John G. Jordan
Senior Vice President, Sales

Samuel J. Kellerhals
Senior Vice President, Chief Information Officer

Richard J. Kerian
Senior Vice President, Payer Software

Terry L. Kirch
Senior Vice President and General Manager, Benefits Administration Services

Jacob H. McQueen
Senior Vice President and General Manager, Strategic Services

James J. Sullivan
Vice President, Legal Affairs, and Assistant Secretary

William A. Schultz
Senior Vice President and General Manager, Provider Services

Michael J. Sunderland
Senior Vice President of Finance, Chief Financial Officer

Board of Directors

Jeffrey H. Margolis
Chairman and Chief Executive Officer, The TriZetto Group, Inc.

Sharon D. Garrett[1]
Management Consultant, Corporate Turnarounds/Business Transformation

Willard A. Johnson, Jr.[2]
Former Managing Partner, Accenture (Denver)

Paul F. LeFort[2]
Former Chief Information Officer, United HealthCare Corporation

Donald J. Lothrop[2]
General Partner of Delphi Management Partners IV, L.L.C.

Eric D. Sipf[1]
Former President and Chief Executive Officer, PacifiCare of Colorado

David M. Thomas[1]
President and Chief Executive Officer, IMS Health, Inc.

[1] *Audit Committee Member*
[2] *Compensation Committee Member*

Stockholder Information

Corporate Offices

The TriZetto Group, Inc.
567 San Nicolas Drive, Suite 360
Newport Beach, CA 92660
949-719-2200

Transfer Agent and Registrar

U.S. Stock Transfer
1745 Gardena Avenue, Suite 200
Glendale, CA 91204

Investor Relations

Copies of TriZetto's Form 10-K report filed with the Securities and Exchange Commission and other current financial information are available without charge by contacting Investor Relations at our corporate office. Or go to our Web site at www.trizetto.com.

Independent Auditors

Ernst & Young LLP
18111 Von Karman Avenue, Suite 100
Irvine, CA 92612

Corporate Counsel

Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660

Investor Contact

Anna Marie Dunlap,
VP Investor Relations
949-719-2200
am.dunlap@trizetto.com

Listing

TriZetto's common stock is listed on NASDAQ under the symbol TZIX.

TRIZETTO

567 San Nicolas Drive, Suite 360
Newport Beach, California 92660
949 719 2200